SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Fourth Quarter 2012 Results

Lima, Peru, February 04, 2013 - Credicorp (NYSE:BAP) announced today its unaudited results for the fourth quarter of 2012. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•     Credicorp reported strong net earnings after minority interest of US$200.2 million for the last Q of 2012, which led to the US$ 788.8 million net earnings reported for the full year 2012. This number, though below the extraordinarily high results of 3Q, reflects an excellent 11.2% increase in net income for the year, a result we are proud of given the strong expansion and related higher costs incurred. Consequently, ROAE in 4Q slipped back slightly below the 20% threshold, but the return for the year was within expectations at 21.1%.

•     Operating trends were strong with 5.9% loan book growth for the Q and 23.1% for the full year. However, operating income dropped a significant 12.2% for the Q as year-end operating expenses grew 19.2% for the Q, more than offsetting the excellent income expansion both in net interest income (+3.7% QoQ) and non financial income (+5.4% QoQ), as well as the improved contribution to income from the insurance business (up 29% QoQ).

•     Though strong portfolio performance was reported, NII growth was slightly squeezed and expanded only 3.7% for the Q given 4.9% expansion in interest income and 7.4% growth in interest expenses. Nevertheless, a 12bp increase in NIM was reported for the year, which led this indicator to situate at 5.09% in 2012.

•     The evolution of non-financial income was excellent given that Banking services commissions grew 5.5% and earnings on FX transaction 10.6% for the Q. The latter, coupled with some additional gains on the sale of securities, led to 5.4% QoQ growth and an overall 27.6% expansion of non-financial income in 2012.

•     The insurance business (excluding the medical venture), reported a staggering 29% QoQ increase in its underwriting result for a total of US$60.3 million. This improved the overall performance of this business for the year, which was reflected in the yearly expansion of 28.4% posted for the underwriting result. Furthermore, medical services reported a smaller loss than in 3Q of US$1.8 million that nonetheless led to a total loss for this business of US$2.1 million.

•     Portfolio quality remained sound and stable despite strong growth in the retail business. Delinquency ratios showed little to no variations from 3Q to 4Q for the total book, though some retail lines showed improvements. As expected, the level of provisions has remained high at approx. 1.9% of portfolio in 4Q, which brings the provisioning level for the year to 1.78% of the book. This level is still low given the strong growth in the retail book, which currently represents 51.2% of the portfolio.

•     Operating expenses were indeed the fastest growing line and reflect the strong expansion and investment needs of all our businesses. Overall expenses were up 19.2% for the Q and expanded 27.5% for the whole year. This certainly reflects the important investments in personnel, marketing, advisory & legal fees. The revaluation in local currency also partially explains this growth.

•     As in the previous Q, in 4Q the local currency maintained its strong revaluation trend, which once again led to translation gains and a lower effective tax rate, both of which contributed to offsetting the sharp rise in costs.

•     This 4Q12, BCP reported US$171 million in net income, which led to an 11% decrease in its contribution to Credicorp, which totaled US$166.7 million. This reflects the spin-off of certain subsidiaries, which are being consolidated into the new investment bank that is in turn held by Credicorp, and the high cost line, which is mainly carried by BCP. Nevertheless, total contribution for the year reached US$ 645.8 million, showing an excellent 15% YoY increase.

•     BCP Bolivia showed excellent operating trends with good loan book growth, low delinquencies and increases in financial income; nevertheless, the bank’s results have been continuously affected by higher taxes and provisions for tax contingencies. Net contribution to Credicorp dropped to US$3.9 million for 4Q and totaled US$20.1 million for 2012.

•     ASB’s contribution to Credicorp this 4Q12 was up 9.3% and reached US$13.7 million. This in turn led to a total contribution for the year of US$ 48.4 million. ASB posted excellent performance both for the Q and the year, with a mature NIM of 2.4% but a high efficiency ratio of 15.5% and a ROAE of 25.8% in this Q.

•	Pacifico (Pacifico Insurance Group) reported excellent underwriting results in 4Q that topped last quarter’s figure by 11.5%. In this context, net premium generation was up 3.2% for the Q. The underwriting result posted by the medical services reflected a smaller loss this Q of $1.8 million vs. $3.9 million in 3Q12. However operating expenses climbed, which meant the PPS’s contribution to Credicorp fell 18% to total US$16.9 million for the Q. Year-end numbers however show flat performance with a total contribution of US$66 million that, given on-going business expansion and continuous investments in the medical services business, is highly satisfactory and reflects a ROAE of 16.7%.
•	Prima’s performance and contribution was down this 4Q by 14% as the impact of the new reforms and the cost of adapting to the new fee calculations and new regulations on fee recognition took their toll. Notwithstanding, after a downward adjustment in its equity levels, this result still reflects an excellent ROAE of 23%.
•	Overall, Credicorp posted excellent growth once again this 4Q12 that allowed the corporation to close the year with earnings above market consensus.

2

I. Credicorp Ltd.

Overview

Continuing its excellent business development in a dynamic economy, Credicorp reported strong net earnings after minority interest of US$200.2 million for the fourth Q of 2012. Although this result was below the extraordinarily high results of 3Q, it represents a significant contribution that allowed the company to report US$ 788.8 million in net earnings for the full year of 2012. This bottom line number reflects an excellent 11.2% increase in net income for the year, a result we are proud of given the strong expansion and growth we are experiencing, which imply significant investments and costs. Consequently, ROAE in 4Q slipped back slightly below the 20% threshold, but the return for the year was within expectations at 21.1%.

Operating trends were strong with 5.9% loan book growth for the Q and 23.1% for the full year. However, operating income dropped a significant 12.2% for the Q as year-end operating expenses grew 19.2% for the Q and more than offset the excellent income expansion both in net interest income (+3.7% QoQ) and non financial income (+5.4% QoQ), as well as the improvement in the insurance business’s contribution to income (up 29% QoQ).

Loan book expansion was once again concentrated in our retail products, which continued to grow in some cases at rates beyond 30%. This contributed to the on-going re-composition of the loan book to favor of retail loans. In fact, the retail book surpassed the 50% target for total loan share that was set a few years ago to reach 51.2% of the total loan book by year end. This constitutes an important achievement for an organization that has historically been a corporate bank. This strong loan book expansion is in line with the performance of the Peruvian economy, which posted higher growth than all its Latin American peers and certainly all developed markets with approximately 6.3% GDP growth for 2012.

This good loan book evolution was mainly carried by certain fast-growing segments, such as: the SME segment or PYME & Business Loan (+9% QoQ), mortgages (+7.2% QoQ) and Edyficar (+12.6 % QoQ). Average daily balances increased 5.1% QoQ and growth was concentrated in the retail segment (+7.5% QaQ). In the wholesale business, average daily balances were up 2.4%.

In this context, where expansion in the high yield portfolio has been significant, NII growth was slightly squeezed and expanded only 3.7% for the Q due to a 4.9% expansion in interest and 7.4% growth in interest expenses. Nevertheless, a yearly increase of 11 bps in NIM led this indicator to rise from 4.96% in 2011 to 5.09% in 2012. This was possible despite extended competitive pressures as well as higher costs for funds due to changes in our funding structure.

The evolution of non-financial income was excellent, boasting 5.5% growth in Banking services commissions and 10.6% earnings on FX transactions this Q. The latter, coupled with some additional gains on the sale of securities, led to 5.4% QoQ growth and an overall 27.6% expansion in non-financial income for 2012.

Portfolio quality remained sound and stable despite strong growth in the retail business. Delinquency ratios for the whole book showed little to no variation from 3Q to 4Q with delinquencies over 90 days stable at 1.14% while the PDL ratio for all delinquencies held steady at 1.73%. The increasing delinquencies reported in 2Q in the low-income retail business leveled out during the rest of the year and even further improvements in delinquency ratios could be reported, though the mix of the book continues to shift towards these assets. The latter has set a trend of increasing PDLs that should in time reflects the new portfolio mix, in which retail banking currently holds approximately a 51% share, and the percentage of higher risk assets within each segment is also increasing. Therefore, and as expected, the level of provisions has remained high at approx. 1.9% of the loan portfolio in 4Q, which brings the provisioning level for the year to 1.78% of the book, still a low level given the strong growth in the retail book.

3

The insurance business (excluding the medical venture), reported a staggering 29% increase in underwriting results for Credicorp (includes earnings related to the insurance business at all subs), which totaled US$60.3 million for the 4Q. This was the result of better risk assessment in the P&C business and excellent life business, both of which contributed to raising the overall performance of the insurance operation for the year, in which the insurance business posted a 29% increase in its underwriting result. Furthermore, medical services reported a smaller loss than in 3Q of US$1.8 million, which nonetheless led to a total loss of US$2.1 million for the year in this business line. The medical service line is still in the midst of implementing its new business model and as such, has yet to reach the break-even point.

On a more negative note, operating expenses were the fastest growing line and reflect the strong expansion and investment needs of all our businesses. Overall expenses were up 19.2% for the Q and posted a 27.5% increase for the whole year. This certainly reflects the significant investments we have made in people, advisory roles, branch expansion, acquisitions, business development and investments to prepare the corporation for the strong growth that lies ahead. The revaluation in local currency also partially explains this growth.

As in the previous Q, this Q the local currency maintained its strong revaluation trend. This led again to translation gains and a lower effective tax rate, both of which contributed to offsetting the sharp rise in costs.

Therefore, in a year marked by strong costs as we enter a period of growth and adjustments to institute higher provisioning to cover the change in the portfolio mix, we are more than pleased with the results achieved, which also meet the market’s high expectations.

Credicorp Ltd.		Quarter		Change %		Year ended		Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	YoY
Net Interest income	430,736	415,203	355,290	3.7%	21.2%	1,612,126	1,306,297	23.4%
Net provisions for loan losses	(102,964)	(94,389)	(70,447)	9.1%	46.2%	(377,841)	(214,898)	75.8%
Non financial income	290,576	275,636	223,600	5.4%	30.0%	1,054,788	826,391	27.6%
Insurance services technical result	60,261	46,718	26,201	29.0%	130.0%	152,233	118,525	28.4%
Medical Services Technical Result	(1,829)	(3,894)	1,344	-53.0%	-236.1%	(2,134)	1,250	-270.7%
Operating expenses (1)	(438,465)	(367,816)	(326,942)	19.2%	34.1%	(1,454,441)	(1,141,148)	27.5%
Operating income (2)	238,315	271,458	209,046	-12.2%	14.0%	984,732	896,416	9.9%
Core operating income	238,315	271,458	209,046	-12.2%	14.0%	984,732	883,479	11.5%
Non core operating income	-	-	-	-	-	-	12,937	-100.0%
Translation results	30,475	33,105	31,433	-7.9%	-3.0%	75,079	37,881	98.2%
Income taxes	(61,585)	(71,351)	(48,021)	-13.7%	28.2%	(251,583)	(210,508)	19.5%
Net income	207,204	233,212	192,458	-11.2%	7.7%	808,228	723,790	11.7%
Minority Interest	7,016	5,681	3,277	23.5%	114.1%	19,449	14,518	34.0%
Net income attributed to Credicorp	200,189	227,531	189,180	-12.0%	5.8%	788,779	709,272	11.2%
Net income / share (US$)	2.51	2.85	2.37	-12.0%	5.8%	9.89	8.89	11.2%
Total loans	21,476,520	20,287,468	17,442,766	5.9%	23.1%	21,476,520	17,442,766	23.1%
Deposits and obligations	24,050,779	22,047,452	18,987,734	9.1%	26.7%	24,050,779	18,987,734	26.7%
Net shareholders' equity	4,167,968	4,007,654	3,375,742	4.0%	23.5%	4,167,968	3,375,742	23.5%
Net interest margin	5.01%	5.19%	5.23%			5.09%	4.96%
Efficiency ratio	48.3%	43.4%	44.9%			43.7%	41.6%
Return on average shareholders' equity	19.6%	23.7%	23.4%			21.1%	23.5%
PDL ratio	1.73%	1.73%	1.49%			1.73%	1.49%
PDL over 90 days	1.14%	1.15%	-			1.14%	-
NPL ratio (3)	2.39%	2.39%	2.03%			2.39%	2.03%
Coverage ratio of PDLs	187.7%	191.3%	200.5%			187.7%	200.5%
Coverage of NPLs	136.0%	138.6%	146.6%			136.0%	146.6%
Employees	26,541	25,149	22,276			26,541	22,276

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain of sale of securities.

(4) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

4

Credicorp – The Sum of Its Parts

Credicorp’s business development in 4Q12 continued to be very strong. In fact, significant growth was seen in all segments with correspondingly strong income generation. However, significant investments and costs are also being incurred to enhance our capacity to respond to fast-growing demand and support growth for the next several years. Therefore, our cost line expanded significantly given the growing marketing, advisory, acquisition & legal costs as well as increased personnel and branch expansion, all of which are in line with business evolution. This last Q also includes the effect of seasonally concentrated costs at year-end, as well as the impact of the revaluation of the local currency, in which most costs are incurred. But in general and for the whole year, costs are up for the reasons explained above. Another effect of the business expansion, especially in the retail business, is the need for higher provisioning, which is also reflected in the numbers this Q and for the year as a whole. However, we are confident that we are taking an adequate approach to expanding our retail business as we strive to implement cutting-edge tools for retail risk management. Furthermore, regulatory changes, especially in the pension fund business, represent additional challenges for the business and increase our costs as we move to adjust our operating systems to fulfill the new regulations. Despite higher costs, Credicorp has reported very good performance for the 4Q as well as for the year as a whole, delivering a 21.1% ROAE with very sound and robust portfolio quality indicators. However, challenges lay ahead in the process to get our new Regional Investment Bank up and running as we face the difficulties of merging three organizations and cultures and take on the considerable task of adapting our pension fund business to the new regulatory environment.

This 4Q12 BCP reported US$170.9 million in net income, which led to a contribution to Credicorp of US$166.7 million and reflects an excellent ROAE of 25.2% and a ROAA of 2%. Although this number is 11% below the extraordinary results reported in 3Q, a comparison does not seem appropriate given that 4Q’s result excludes the income related to the investment banking businesses, which were separated from BCP and consolidated in a separate entity for the subsequent merger into the new Investment Bank of Credicorp. As previously explained, our business expansion was excellent and income generation remained strong, which allowed us to absorb higher provisioning. However, the strong expansion posted in our network and overall operating capacities is reflected in a high cost line, which nevertheless allowed for very strong growth of 15% in net earnings for the year.

Earnings contribution to Credicorp		Quarter		Change %		Year ended		Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	YoY
Banco de Crédito BCP (1)	166,701	188,225	161,007	-11%	4%	645,750	563,968	15%
BCB (2)	3,904	5,274	7,966	-26%	-51%	20,082	21,766	-8%
Edyficar	10,942	9,671	7,376	13%	48%	35,546	25,564	39%
BCP Capital (5)	3,059	-	-	-	-	3,059	-	-
Pacifico Grupo Asegurador	16,895	20,617	11,945	-18%	41%	65,998	65,613	1%
Atlantic Security Bank	13,706	12,534	9,162	9%	50%	48,402	41,091	18%
Prima	8,123	9,450	8,854	-14%	-8%	38,183	32,397	18%
Eliminations (7)	(3,587)	-	-	-	-	(3,587)	-	-
Credicorp Ltd. (3)	(5,681)	(5,620)	(1,388)	1%	309%	(10,285)	(1,181)	771%
Others (4)	973	2,326	(400)	-58%	-343%	1,258	7,383	-22%
Net income attributable to Credicorp	200,189	227,531	189,180	-12%	6%	788,779	709,272	11%

(1) Includes Banco de Crédito de Bolivia and Edyficar.

(2) Figure is lower than the net income generated by BCB because Credicorp owns directly and indirectly 97.7% of BCP. (3) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

(4) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation, Credicorp Investments (excluding Correval) and others of Credicorp Ltd. (5) BCP Capital is composed of Credibolsa, Credifondo, and Credititulos.

(6) Credicorp Investments is composed of BCP Chile, IMTrust, Credicorp Inv Individual. (7) Elimination resulted from Prima's sale of property to PPS.

5

BCP Bolivia’s performance was good despite the pressures in the Bolivian financial sector as the Bolivian government introduced higher taxes for financial institutions. This pressure continues to suppress BCP Bolivia’s ROAE, which reached a low of 12.1% vs. 17% the previous Q and 30.4% a year ago. In this context, the bank’s net contribution to Credicorp totaled US$3.9 million. However, organic growth was still sound at 7.4% for the Q and the retail business was the Bank’s strongest growth sector. Despite these pressures, BCP Bolivia’s annual contribution to Credicorp reached US$20 million which reflect an ROAE of 16.6%.

In 4Q12, Edyficar obtained net income of US$ 11.2 million, which represents an increase of 13.1% QoQ and an ROAE of 31.3%. In terms of the portfolio’s volume and quality, loans grew 13.7% QoQ to top US$ 749.8 million, which represents growth of 47.9% YoY. For the year, net income grew 48.3% due to an increase in NII (+40.8%), which was attributable to the excellent evolution of loans and an adequate approach to managing portfolio quality. Another item that stands out is the increase in non-financial income (+27.5%), which absorbed the increase in operating expenses (+28.7%) and higher net provisions for losses (+75.6%) due to expansion in the loan portfolio. Thus, Edyficar’s net income grew 39.0% with regard to 2011 to contribute US$35.5 million to Credicorp, a number that represents a ROAE of 26.5% with a delinquency ratio of 3.9%.

ASB’s contribution to Credicorp this 4Q12 was US$ 13.7 million, up 9% vs. 3Q12’s earnings. This brings ASB´s contribution to Credicorp for the year to US$48.4 million, which represents a significant 18% increase in income that clearly reflects improved market conditions and the fact that our services and products are highly competitive. ASB’s numbers are excellent given the mature market in which it operates; in this context, NIM was 2.4% and the efficiency ratio and ROAE were high at 15.5% and 25.8% respectively.

At Pacifico Grupo Asegurador (PGA), Net premium growth was sound, increasing 3.2% for the Q, contributing to better underwriting results for the insurance business (ex-medical insurance/EPS), which improved significantly and were up 29%. This reveals strong growth in this business as Premiums for the year 2012 grew at a very dynamic 24% p.a. Furthermore, underwriting Result improved from US$ 34.6 million in 3Q12 to US$ 41.1 million this quarter (+18.7% QoQ).

Despite this excellent operating performance, PGA obtained net income before minority interest of US$ 16.9 million in 4Q12, which represents a 19.6% decline with regard to last quarter’s figure. This was primarily due to higher General Expenses and lower Financial and Other Income. The net result, although lower than last quarter’s, is evidence that the positive trend seen since the second quarter of the year remains in effect. The good results obtained in the last three quarters (US$ 24.2 million in 2Q12, US$ 21.0 million in 3Q12 and US$ 16.9 million in 4Q12) helped reverse the impact of the 3 severe claims reported in the first quarter of the year and which cost the company US$ 11.1 million. Therefore, Pacifico was able to close the 2012 year with the same level of results and contribution of the previous year reaching US$66 million, which reflects a 16.7% ROAE, and a combined ratio of 106%.

Prima’s contribution dropped again in 4Q and posted a 14% decline to total US$8.1 million. This decrease was due to the reserves and costs that must be absorbed in the process to adjust to the new regulatory framework. Nevertheless, this result reflects an excellent ROAE of 23%. It is important to note that Prima won the first assigning process under this new system, thus ensuring the affiliation of all new comers until the end of the year.

Credicorp Ltd’s line mainly includes provisions for tax retention on dividends paid to Credicorp and interest on investments in specific Peruvian companies, which at this time of year are minimal. Therefore, tax provisions have no off-setting interest income and are almost fully reflected in this line, which is therefore higher compared to 3Q.

6

The Others account encompasses the holding’s different companies, including Grupo Crédito, which controls start-up operations such as Tarjeta Naranja (which are still in the red) and temporarily holds BCP Capital, which encompasses the investment banking activities separated from BCP and its subs (Credibolsa, Credifondo and Credititulos). Others includes Credicorp Investments, which holds IM Trust. The process to create the Regional investment bank will result in a clearer structure, which will be made public shortly.

Overall, Credicorp posted excellent growth for the year 2012. Its earnings generation was robust despite significant investments and cost expansion and ROAE was strong at 21.1%.

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II. Banco de Crédito del Perú Consolidated

Summary 4Q12

In 4Q12 BCP reported net income of US$ 170.9 million, which led to an excellent ROAE of 25.2% and ROAA of 2%. Although this figure falls 11% short of the extraordinary performance posted last quarter, the comparison is distorted given that this 4Q reflects a decrease in Banking services commissions stemming from the spinoff of BCP’s investment banking business as well as the sale of IM Trust to Credicorp Investments, which is the subsidiary of Credicorp that will operate the investment banking regional platform.

Great business evolution this quarter reflects growth of 3.1% in net interest income (NII). This was due primarily to a 5.5% QoQ expansion in loans, which was in turn attributable to excellent dynamism in all business segments. The increase in net interest income offset higher interest expenses (+5.7% QoQ), which rose primarily due to growth in interest on deposits and, to a lesser extent, due to expansion in interest on due to banks and bonds, as well as, the slight increase in net provisions for loan losses (+9% QoQ). Nevertheless NIM fell slightly QoQ (from 5.36% to 5.13%), primarily due to investments in sovereign bonds and BCR instruments that generate minimal margins but provide tax shield.

This good NII performance and lower taxes attenuated:

i)	The 2.4% decline in non-financial income mainly as a result of lower commissions for investment banking business in line with the spinoff aforementioned, which was in turn significantly mitigated by growth in net gains on sales of securities (+27.4% QoQ) and gains on foreign exchange transactions (+9.4% QoQ); and

ii)	The 9.6% QoQ increase in operating expenses given the seasonal effect that these expenditures incorporate at year-end, which are reflected primarily in administrative expenses and salaries and employee benefits, and the effect on operating expenses of a 1.8% appreciation of the Nuevo Sol against the US Dollar.

8

Banco de Credito and Subsidiaries	Quarter			Change %		Year ended		Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11
Net financial income	394,419	382,426	323,393	3.1%	22.0%	1,473,639	1,183,688	24.5%
Total provisions for loan loasses	(103,083)	(94,604)	(70,490)	9.0%	46.2%	(378,620)	(215,513)	75.7%
Non financial income	242,145	247,991	197,610	-2.4%	22.5%	906,554	708,534	27.9%
Operating expenses (1)	(343,561)	(313,443)	(269,604)	9.6%	27.4%	(1,196,596)	(952,158)	25.7%
Operating income (2)	189,920	222,370	180,909	-14.6%	5.0%	804,977	724,551	11.1%
Core operating income	189,920	222,370	180,909	-14.6%	5.0%	804,977	724,551	11.1%
Non core operating income (3)	-	-	-	0.0%	0.0%	-	-	0.0%
Translation results	26,132	27,799	27,498	-6.0%	-5.0%	62,283	34,459	80.7%
Income taxes	(44,102)	(55,980)	(43,151)	-21.2%	2.2%	(202,701)	(180,333)	12.4%
Net income	170,956	192,048	164,782	-11.0%	3.7%	661,358	577,712	14.5%
Net income / share (US$)	0.055	0.062	0.053	-11.0%	3.8%	0.213	0.186	14.4%
Total loans	20,754,941	19,672,680	16,934,911	5.5%	22.6%	20,754,941	16,934,911	22.6%
Deposits and obligations	22,838,084	20,804,889	17,835,960	9.8%	28.0%	22,838,084	17,835,960	28.0%
Net shareholders' equity	2,775,351	2,644,881	2,341,409	4.9%	18.5%	2,775,351	2,341,409	18.5%
Net financial margin	5.13%	5.36%	5.31%			5.20%	4.92%
Efficiency ratio	55.7%	50.6%	52.2%			51.0%	49.4%
Return on average equity	25.2%	30.2%	29.4%			26.4%	27.6%
PDL ratio	1.78%	1.78%	1.53%			1.78%	1.53%
NPL ratio (4)	2.47%	2.46%	2.09%			2.47%	2.09%
Coverage ratio of PDLs	188.6%	191.5%	200.8%			188.6%	200.8%
Coverage ratio of NPLs	136.4%	138.6%	146.7%			136.4%	146.7%
BIS ratio	14.7%	14.1%	14.5%			14.7%	14.5%
Branches	365	359	342			365	342
Agentes BCP	5,713	5,479	4,674			5,713	4,674
ATMs	1,844	1,752	1,485			1,844	1,485
Employees	22,330	21,249	18,616			22,330	18,616

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

(4) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

The increase in operating expenses mentioned above and the slight decline (-0.9% QoQ) in core income are the reasons behind the deterioration recorded in the efficiency ratio, which went from 50.6% in 3Q12 to 55.7% in 4Q12.

In terms of assets, loans maintained the dynamism seen throughout the year and reported a 5.5% increase QoQ with excellent performance in all business segments. Average daily balances increased 5.1% QoQ mainly as a result of Retail Banking’s loan growth (+7.5% QoQ), which continued to lead loan expansion, and was reinforced by the evolution in Wholesale Banking (+2.4% QoQ). Within Retail Banking, significant growth was recorded in the SME and Business (+9% QoQ), mortgage (+7.2% QoQ), and Edyficar (+12.6 % QoQ) segments. At year-end, Retail Banking (which includes Edyficar) represented 51.2% of total loans, which tops the 46.9% reported at the end of 2011.

In terms of liabilities, deposits posted a higher increase (+9.8% QoQ) than any other funding source, followed by debts to banks and correspondents (+9.5% QoQ) and bonds and subordinated debt (+5.1% QoQ). The higher growth in deposits than that of loans is reflected in this Q’s lower Loan/Deposit ratio, which fell from 95% in 3Q12 to 91% in 4Q12.

In terms of portfolio quality, the ratios for the past-due loans and non-performing loans remained stable at 1.78% and 2.5%, respectively, due to loan growth and an increase in charge-offs. Net provisions for loan losses grew 9% QoQ, which led coverage ratios for the past due and non-performing portfolios to situate at 188.6% and 136.4%, respectively.

Core income	Quarter			Change %		Year ended		Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11
Net interest and dividend income	394,419	382,426	323,393	3.1%	22.0%	1,473,639	1,183,688	24.5%
Banking services commissions	150,940	172,626	140,896	-12.6%	7.1%	617,149	527,637	17.0%
Net gain on foreign exchange transactions	49,178	44,948	37,021	9.4%	32.8%	177,106	138,912	27.5%
Core income	594,537	600,000	501,310	-0.9%	18.6%	2,267,894	1,850,237	22.6%

The YoY evolution demonstrates excellent business performance that is reflected in +5% growth in operating income and a +3.7% expansion in net income. All of this was essentially due to +18.6% YoY expansion in core income, which was in turn attributable to a +22% increase in NII; a +32.8% expansion in gains on foreign exchange transactions; and +7.1% growth in banking service commissions. The aforementioned, coupled with higher net gains on sales of securities (+176.1% YoY), offset an increase in net provisions for loan losses (+46.2% YoY) and higher operating expenses (+27.4% YoY).

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Results 2012 vs. 2011

BCP’s performance in 2012 was outstanding, as was evident in the 14.5% growth posted for net income, which totaled US$ 661.4 million. This figure constitutes a record high for the organization. In this context, ROAE was 26.4% (slightly lower than the 27.6% reported in 2011) and ROAA of 2% (vs 2.2% in 2011). This was achieved despite the fact that in 4Q, the results were lower following the transfer of the investment banking business (of BCP and IM Trust), along with their respective income generation for the period, to the new regional investment bank.

The excellent yearly evolution was due primarily to:

i)	24.5% growth in NII, which was primarily due to the 22.6% expansion posted in loans (led by Retail Banking), which offset the significant increase in net provisions for loan losses (+75.7%) and interest expenses (+28.3%);

ii)	The 27.9% increase in non-financial income was due to growth in banking service commissions (+17%) and higher net gains on sales of securities (+287.1%), which were thanks to the Bank’s decision to take advantage of market opportunities, primarily in government and BCR instruments; as well as, the increase in earnings on foreign exchange transactions (+27.5%) due to higher trading volumes; and

iii)	High translation gains (US$ 62.3 million vs US$ 34.5 million in 2011) due to the fact that then Nuevo Sol appreciate more in 2012 (5.4% vs. 4% in 2011).

All of the aforementioned offset growth in operating expenses (+25.7%) that was due to business expansion (mainly in Retail Banking and to a lesser extent in Investment Banking and which required a move to increase the number of employees from 18,616 to 22,538); the effect of the appreciation of the Nuevo Sol on administrative expenses denominated in Nuevos Soles; the IT outsourcing, which will generate savings in the future and allow the bank to better respond to requirements to support business growth; and expansion in the channel network to cover the significant increase in transactional activity and fulfill BCP’s goals for banking penetration.

In terms of portfolio quality, the past due ratio increased 25 bps this year to situate at 1.53% at the end of 2011 versus 1.78% at the close of 2012. This increase was despite strong growth in Retail Banking portfolio and was the result of the change in the mix of BCP’s portfolio towards higher participation of Retail Banking. This level is very healthy and one of the lowest in the region.

The increase seen in Retail Banking’s share of total loans also explains growth in the NIM on loans, which rose from 8.12% to 8.15% and contributed to the improvement reported in the global NIM, which increased from 4.92% at the end of 2011 to 5.2% at the end of 2012.

Finally, it is important to mention that in terms of capitalization, BCP closed the year with a BIS ratio of 14.72%, which tops the 14.53% reported at the end of 2011 and surpasses the regulatory minimum. Additionally, the bank posted Tier I and Tier I Common ratios of 10.11% and 8.52%, respectively.

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II.1 Interest-earning assets

Interest-earning assets increased +8.7% QoQ, which is in line with growth in: current loans (+5.5%); deposits in BCRP and other Banks (+19.7%); and investments available for sale (+9.4%).

Interest earning assets	Quarter			Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY
BCRP and other banks	6,827,621	5,703,623	4,553,358	19.7%	49.9%
Interbank funds	17,441	7,270	5,786	139.9%	201.4%
Trading securities	119,500	144,566	75,611	-17.3%	58.0%
Securities available for sale	4,719,668	4,313,659	3,476,430	9.4%	35.8%
Current loans	20,384,603	19,322,859	16,676,479	5.5%	22.2%
Total interest earning assets	32,068,833	29,491,977	24,787,664	8.7%	29.4%

Growth in interest-earning assets was associated with the excellent dynamic observed in loans (as we will address later in this report), which translated into a QoQ expansion of 5.5% and 5.1% in current loans and average daily balances, respectively.

The bank also reported an increase in deposits in BCR and other banks, which was attributable to growth in deposits in the ordinary account in BCR to cover the higher reserve requirements in place in 4Q12.

Investments available for sale also reported a strong increase of +9.4% that was mainly associated with securities that were acquired through repurchasing agreements; Repos; and an increase in BCP’s purchases of BCRP certificates of deposits.

An analysis of the YoY evolution reveals strong 29.4% growth in interest-earning assets, which was primarily due to significant loan growth (+22.2% YoY).

Loan Portfolio

At the end of 4Q BCP loans totaled US$ 20,755 million, which reflects the sustained growth seen throughout the year and represents an expansion of 5.5% QoQ and 22.6% YoY. This portfolio’s annual growth rate is a reflection of the dynamics of Peruvian economy in 2012, which more than likely would register 6.3% growth in GDP due to dynamic internal demand and the good evolution of private investment in particular.

The figure below shows the evolution of quarter-end balances and the average daily balances for each month. An initial analysis reveals that in January-May period, loans only grew marginally but at the beginning of June, an upward trend for average daily balance began with marked increases in June, July and December. The second and third quarters were the most dynamic in terms of quarter-end balances.

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Source: BCP

If we analyze average daily balances by Banking division, strong expansion is evident in all segments of Retail Banking both QoQ (+7.5%) and YoY (+31.4%). This was due to BCP’s strategy to concentrate on growing the Retail Banking business and the SME and Consumer segments in particular, where the profitability margins are attractive and significant potential exists to expand banking penetration.

In terms of Wholesale Banking, where the corporate segment maintains the highest share of total loans, expansion was 2.4% QoQ and 11.3% YoY and was led by the Middle-Market banking portfolio. This strategy led to a change in the portfolio mix given that Retail Banking increased its share of total loans from 46.9% to 51.2% while Wholesale Banking posted a level of 48.8% (versus 53.1% at the end of December 2011).

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	4Q12	3Q12	4Q11	QoQ	YoY
Wholesale Banking	9,313.6	9,095.7	8,371.2	2.4%	11.3%
- Corporate	5,783.9	5,692.8	5,424.4	1.6%	6.6%
- Middle Market	3,529.7	3,402.8	2,946.8	3.7%	19.8%
Retail Banking	9,088.7	8,452.3	6,918.9	7.5%	31.4%
- SME + Business	3,250.4	2,983.0	2,456.9	9.0%	32.3%
- Mortgages	3,102.7	2,895.0	2,406.3	7.2%	28.9%
- Consumer	1,722.3	1,622.9	1,275.5	6.1%	35.0%
- Credit Cards	1,013.2	951.4	780.2	6.5%	29.9%
Edyficar	700.8	622.4	475.9	12.6%	47.3%
Others (2)	987.4	937.7	912.9	5.3%	8.2%

Consolidated total loans	20,090.5	19,108.0	16,679.0	5.1%	20.5%

 (1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

Within the analysis of the evolution of Wholesale Banking’s, it is important to note:

•	The Corporate Banking portfolio grew at a moderate rate of 1.6% QoQ and 6.6% YoY. These growth rates are satisfactory in a context of: (i) intense competition from foreign banks, which finance their operations at lower costs due primarily to the fact that the BCR has set high reserve requirements for foreign currency for banks that operate locally; and ii) more use of the capital markets to obtain financing.

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•	Middle-Market Banking reported a 3.7% increase QoQ and 19.8% YoY. Annual portfolio growth is due to an increase in short-term transactions, primarily (i) financing for working capital and ii) electronic financing for purchases (primarily related to foreign trade activities).

In terms of the evolution of Retail Banking, it is important to mention:

•	The SME + Business segment led portfolio growth with a 9.0% expansion QoQ that was driven by a significant increase in loans for working capital due to the Christmas Campaign and fixed-asset loans, which posted a significant increase last quarter and reported YoY growth of 32.3%.

•	The mortgage segment grew 7.2% QoQ, which represents the highest quarterly growth recorded thus far this year, and posted an expansion of 28.9% YoY. This segment demonstrated more dynamism in the second half of the year as it is reflected in the increase in average daily balances and in the number of monthly disbursement, which rose from 895 in 1H12 to 1,115 in 2H12.

•	The Consumer segment (+6.1% QoQ; +35% YoY) and Credit Card segment (+6.5% QoQ; +29.9% YoY) also contributed, to a lesser extent, to growth in the Retail Banking portfolio. This is due to the measures adopted in the first half of 2012, which entailed making credit policies more stringent. Although this led to a deceleration in this segment, past due ratios also declined (from a peak of 5.5% in June to 4.7% in December).

•	Lastly, it is important to note the upward trajectory seen in Edyficar’s loan portfolio throughout the year. By the end of 2012, this portfolio totaled US$ 700.8 million, which represented an increase of 12.6% QoQ and 47.3% YoY.

In the analysis of the quarterly evolution of loans by currency type, it is evident that the most significant growth was reported in the LC portfolio (+5%), which was driven by the positive evolution of Retail Banking (+7.7%). The deceleration seen in loan growth in Wholesale Banking is primarily visible in LC loans, particularly those associated with the Corporate Banking segment (-9.6%).

Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	4Q12	3Q12	4Q11	QoQ	YoY	4Q12	3Q12	4Q11	QoQ	YoY
Wholesale Banking	4,687.0	4,934.2	5,242.9	-5.0%	-10.6%	7,492.4	7,207.0	6,430.1	4.0%	16.5%
- Corporate	2,781.2	3,077.5	3,515.5	-9.6%	-20.9%	4,703.4	4,514.9	4,122.8	4.2%	14.1%
- Middle Market	1,905.9	1,856.7	1,727.4	2.6%	10.3%	2,789.0	2,692.1	2,307.2	3.6%	20.9%
Retail Banking	15,990.8	14,843.6	12,163.7	7.7%	31.5%	2,874.2	2,769.5	2,415.3	3.8%	19.0%
- SME + Business	5,976.1	5,498.6	4,517.2	8.7%	32.3%	927.9	877.9	784.4	5.7%	18.3%
- Mortgages	4,154.9	3,744.7	3,064.7	11.0%	35.6%	1,487.9	1,461.4	1,271.6	1.8%	17.0%
- Consumer	3,527.2	3,373.8	2,709.7	4.5%	30.2%	351.7	331.3	272.3	6.2%	29.2%
- Credit Cards	2,332.7	2,226.5	1,872.1	4.8%	24.6%	106.8	99.0	87.0	7.9%	22.7%
Edyficar	1,775.3	1,597.7	1,254.9	11.1%	41.5%	10.8	10.7	11.3	1.8%	-3.7%
Others (2)	121.5	125.1	128.9	-2.9%	-5.7%	940.2	889.8	865.2	5.7%	8.7%

Consolidated total loans	22,574.6	21,500.7	18,790.4	5.0%	20.1%	11,317.7	10,876.9	9,721.9	4.1%	16.4%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

Growth in the LC portfolio is due mainly to expansion in at the Retail Banking level, where the SME + Business and Mortgage segments stood out as the major contributors to this trend. The first segment posted QoQ growth of 8.7% and the second 11% while YoY expansion for the same was situated at 32.3% and 35.6%, respectively.

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Edyficar’s portfolio continues to be concentrated in LC and registered significant growth of 11.1% QoQ and 41.5% YoY.

The FC loan portfolio posted a quarterly expansion (+4.1%) and annual growth (16.4%). This positive evolution was the product of growth in the Wholesale Banking portfolio, where Corporate Banking and Middle-Market Banking made similar contributions.

Loan Market Share

At the end of November 2012 BCP consolidated, continued to lead the loan market with a 30.8% share, which situates the Bank more than 10 points ahead of its closest competitor.

At month-end in November 2012, Corporate Banking’s share of loans fell from 47.1% in September to 46.7% while Middle Market Banking posted a significant increase during the same period (33.0% at the end of September versus 33.4% at the end of November). Within Retail Banking, the segment that posted the largest increase in market share QoQ was SME (22.7% in 3Q12 versus 23.1% in 4Q12).

Dollarization

The share of LC loans in total loans totaled 44.1% at the end of 2012 (vs. 41.7% as of December, 2011). This situation is explained by the significant expansion in Retail Banking loans, which are mainly denominated in LC.

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II. 2 Liabilities

Total liabilities increased 8.3% QoQ, primarily due to 9.8% growth in deposits, which tops expansion in gross loans (+5.5%). The aforementioned allowed the bank to post a loan/deposit ratio of 90.9% (vs. 94.6% in 3Q12).

Deposits and obligations	Quarter			Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY
Demand deposits (non-interest bearing)	6,208,482	5,614,045	5,106,225	10.6%	21.6%
Demand deposits	1,376,971	1,335,369	1,427,270	3.1%	-3.5%
Saving deposits	6,084,550	5,635,303	5,096,442	8.0%	19.4%
Time deposits	6,872,223	6,260,989	4,396,676	9.8%	56.3%
Severance indemnity deposits (CTS)	2,232,492	1,904,804	1,757,124	17.2%	27.1%
Interest payable	63,366	54,379	52,223	16.5%	21.3%
Total customer deposits	22,838,084	20,804,889	17,835,960	9.8%	28.0%
Due to banks and correspondents	4,406,225	4,025,530	2,966,524	9.5%	48.5%
Bonds and subordinated debt	3,684,908	3,507,149	3,114,960	5.1%	18.3%
Other liabilities	2,014,743	2,071,431	712,923	-2.7%	182.6%
Total liabilities	32,943,960	30,408,999	24,630,367	8.3%	33.8%

Total deposits continued to be BCP’s main funding source and expanded 9.8% QoQ. This growth was due primarily to time deposits, which grew 9.8% QoQ and an outstanding 56.3% YoY.

An analysis of the evolution of core deposits (Demand, Savings and CTS) reveals expansion of 9.8% QoQ, which was due to an increase in savings deposits (+8% QoQ) and to a lesser extent to growth in CTS deposits (+17.2%). Core deposits’ share of total deposits remained steady at 69.6% at the end of 4Q12, which is similar to the level reported in 3Q12.

In the analysis of deposits versus funding costs, it is important to mention the 27.2% share that non-interest bearing deposits posted in total deposits, which contributed to keeping funding costs low for a funding source as important as deposits are.

With regard to the loan/deposit ratio, it is important to note the low ratio for local currency, which was situated at 70.6%, while the ratio for foreign currency was 108.3%.

The increase in other funding sources (+5.2% QoQ) was due primarily to the increase in debt owed to banks and correspondents (+9.5% QoQ), which was primarily attributable to the guaranteed loans with Nomura and Barclays.

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Finally, the Bank’s funding cost was situated at 2.24%1 in 4Q12, which is 2 pbs lower than the level reported at the end of 3Q12 (2.26%1). This result is primarily due to a solid increase in total deposits, which represented 69.3% of total funding this Q versus 68.4% in 3Q12.

Market Share of Deposits

At the end of 4Q12, BCP continued to lead the deposit market with a 22% share of all deposits in the financial system. This figure reflects the Bank’s 12 percentage point advantage over its closest competitor. BCP continues to boast a solid lead in different types of LC and FC deposits. Particularly noteworthy this quarter was the increase posted in BCP’s share of FC demand demands, which grew from 42.2% in September to 44.1% in November.

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	37.3%	37.4%	23.8%	41.2%
FC	44.1%	40.7%	26.8%	54.3%

 LC: Local Currency

FC: Foreign Currency

Deposit Dollarization

Deposit de-dollarization continued in 4Q12. In this context, deposits in local currency accounted for 54.2% of total deposits. This represents an increase from 53.5% last quarter and 49.4% from 4Q11. It is important to note that the Nuevo Sol continued appreciating against the US Dollar (+1.8% in 4Q12).

1 Funding cost is calculated using the following formula:

Funding cost = ((Interest expense – Other interest expense) * 4) / (Total Deposits + Due to banks and correspondents + Bonds and subordinated debt)

Liabilities are measured as the average of period beginning and period-end

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Mutual Funds

Customer funds	Quarter			Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY
Mutual funds in Perú	2,749,483	2,570,569	2,131,048	7.0%	29.0%
Mutual funds in Bolivia	65,146	84,106	79,665	-22.5%	-18.2%
Total customer funds	2,814,629	2,654,675	2,210,713	6.0%	27.3%

Mutual funds in Peru grew 7% QoQ, which allowed Credifondo to maintain market dominance with a 39% share of managed funds and a 26.1% share of the total affiliates. The volume managed by Credifondo in Bolivia reported a 22.5% decline QoQ and 18.2% YoY. This drop is due to: i) the exit of some local banks due to higher capital requirements following growth in their asset portfolio; and ii) the process to align limits, which led to a US$ 10.6 million drop in the portfolio to comply with regulations that mandate that affiliates cannot hold more than 10% of each fund’s portfolio.

II.3 Net Interest Income

NII increased 3.1% QoQ and 24.5% in accumulated terms due primarily to significant growth in interest on loans, which was associated with excellent dynamism in Retail Banking portfolio. All this allowed offsetting lower interest income on deposits in other banks and higher interest expenses. Thus, NIM remained at a solid level of 5.13%.

Net interest income	Quarter			Change %		Year ended		Change %
US$ 000	4Q12	3T12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11
Interest income	580,566	558,570	462,115	3.9%	25.6%	2,138,765	1,702,110	25.7%
Interest on loans	524,366	497,702	416,453	5.4%	25.9%	1,912,929	1,516,975	26.1%
Interest and dividends on investments	(512)	(166)	65	-208.4%	-887.7%	6,147	5,867	4.8%
Interest on deposits with banks	9,814	12,142	6,644	-19.2%	47.7%	39,305	41,944	-6.3%
Interest on trading securities	39,088	39,133	32,805	-0.1%	19.2%	157,707	118,494	33.1%
Other interest income	7,810	9,759	6,148	-20.0%	27.0%	22,677	18,830	20.4%
Interest expense	186,147	176,144	138,722	5.7%	34.2%	665,126	518,422	28.3%
Interest on deposits	69,850	64,037	50,403	9.1%	38.6%	251,815	186,255	35.2%
Interest on borrowed funds	38,197	35,621	29,144	7.2%	31.1%	131,924	126,869	4.0%
Interest on bonds and subordinated note	57,720	55,566	49,760	3.9%	16.0%	217,593	170,330	27.7%
Other interest expense	20,380	20,920	9,415	-2.6%	116.5%	63,794	34,968	82.4%
Net interest and dividend income	394,419	382,426	323,393	3.1%	22.0%	1,473,639	1,183,688	24.5%
Average interest earning assets	30,780,331	28,517,205	24,347,381	7.9%	26.4%	29,220,616	24,229,229	20.6%
Net interest margin*	5.13%	5.36%	5.31%			5.20%	4.92%

*Annualized.

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NII increased 3.1% QoQ, which was due primarily to a significant 5.4% increase in interest on loans. This was in line with the noteworthy expansion posted in total loans (+5.5%), which was led by dynamism in Retail Banking, where average daily balances grew 7.5% QoQ. This excellent growth allowed Retail Banking to report a historic high in its share of the Bank’s total loans (50.8%). It is important to note that although Wholesale Banking loans posted lower growth than Retail Banking’s, their performance has been excellent and has helped the Bank maintain a year-long upward trend in its ability to generate interest on loans in 2012.

The aforementioned offset:

i)	The decline in interest income from deposits in other banks (-19.2%), which was primarily due to lower volumes of deposits in Overnight deposits in BCR;

ii)	The increase in interest expenses on deposits (+9.1%). This is in line with the significant growth posted for this funding source, which was led by time deposits (+9.8% QoQ) and CTS deposits (+17.2% QoQ); the latter were driven by a seasonal factor considering that they are paid in November; and

iii)	The increase in interest on loans from banks and correspondents (+7.2%) due to new debts with COFIDE.

In this context, NIM fell from 5.36% at the end of 3Q12 to 5.13% at the end of 4Q12 (-23 bps QoQ). This drop in NIM is due to the fact that a larger investment was made in BCRP Certificates of Deposit, which generate relatively low interest in comparison to other instruments but have a positive effect on taxes given that realized earnings are tax-free, and an increase in REPOS. It is important to note, however, that the NIM in accumulated terms increased from 4.92% at the end of 2011 to 5.20% at the end of 2012. This evolution is proof that our business was more profitable in 2012, which was primarily attributable to the fact that Retail Banking increased its share in BCP’s total business.

In line with expansion in interest income on loans, the NIM on loans increased from 8.12% at the end of 3Q12 to 8.15% at the end of 4Q12. This improvement was primarily due to expansion in the Retail Banking business, particularly in the SME and Consumer segments, where the profitability margins are attractive and the potential to increase banking penetration is significant.

NIM2

2 NIM of loans is calculated using the following formula:

Previously, share of loans in total earning assets was estimated taking into account quarter-end balance figures. From this report onwards, this share is calculated with average loans and average interest earning assets for all quarters reported.

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Source: BCP

II.4 Past Due Portfolio and Total Provisions for Loan Losses

Net provisions for loan losses increased 9.0% QoQ, which was in line with 5.9% growth in the past due loan portfolio. The standard PDL ratio and the PDL ratio at 90 days remained virtually stable at 1.78% and 1.14%, respectively.

Provision for loan losses	Quarter			Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY
Provisions	(114,327)	(106,485)	(81,820)	7.4%	39.7%
Loan loss recoveries	11,244	11,881	11,331	-5.4%	-0.8%
Net provisions, for loan losses	(103,083)	(94,604)	(70,489)	9.0%	46.2%
Charge-Off amount	88,234	67,980	49,936	29.8%	76.7%
Annualized net provisions / Total loans	2.0%	1.9%	1.7%	-	-
Net Provisions / Net Interest Income	26.1%	24.7%	21.8%	-	-
Total loans	20,754,941	19,672,680	16,934,911	5.5%	22.6%
Reserve for loan losses (RLL)	698,395	669,756	518,882	4.3%	34.6%
Past due loans (PDL)	370,338	349,821	258,432	5.9%	43.3%
Refinanced and restructured loans (RRL)	141,736	133,442	95,325	6.2%	48.7%
Non-performing loans (NPLs) (1)	512,074	483,263	353,757	6.0%	44.8%
PDL ratio at 90 days	1.14%	1.15%	1.09%
PDL ratio	1.78%	1.78%	1.53%
NPL ratio	2.47%	2.46%	2.09%
Coverage of PDLs	188.6%	191.5%	200.8%
Coverage of NPLs	136.4%	138.6%	146.7%

(1) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs / Total loans.

The net provisions for loan losses totaled US$ 103.1 million, which represents a 9% increase with regard to the US$ 94.6 million reported in 3Q12. This expansion was due to an increase in the provisions set aside for the SME + Business (+28%) and Consumer (+14%) segments. This level of provisions represents 26.1% of net interest income (vs. 24.7% last quarter).

It is important to highlight that an analysis of portfolio quality reveals very favorable signs given that in 4Q12:

i)	The share of the “normal” risk portfolio (lowest risk category) as a percentage of the total portfolio increased from 95.2% at the end of 3Q12 to 95.5% at the end of 4Q12 while the share of the high risk portfolio (which includes the three categories of higher-risk clients), fell from 2.56% to 2.53%; and

ii)	The PDL ratio at 90 days or more remained stable throughout the quarter and was situated at 1.14% at the end of December, which was slightly below the 1.15% reported throughout the year.

19

The charge-off amount in 4Q12 was US$ 88.2 million, which represents a 29.8% increase with regard to the level reported the previous quarter (US$ 68.0 million). The higher level of charge-off does not represent a new level of the business related to the worsening of the portfolio but it is more a regularization, in December, of delays from previous months, after which the level of charge-off should decrease.

The stock of provisions at the end of 4Q12 reported a +4.3% increase QoQ to total US$ 698.4 million. This increase in stock was not enough to maintain 3Q12’s coverage levels given the aforementioned growth in the PDL ratio (+5.9% QoQ) as well as expansion in refinanced and restructured loans (+6.2% QoQ). Nevertheless, the coverage ratios for the PDL portfolio and the NPL portfolio have remained at comfortable levels of 188.6% and 136.4%, respectively.

Source: BCP

The following figure shows the evolution of the PDL ratio per segment and product.

Source: SBS and ASBANC

20

The global PDL ratio remained at stable levels at the end of 4Q (1.78%). This was due to higher level of charge-offs this quarter (particularly in December) as well as the favorable evolution of loans. The PDL ratio at 90 days was 1.14%, which was slightly lower than the 1.15% recorded throughout the year. The NPL ratio increased only 1 bp (2.46% in 3Q12 versus 2.47% in 4Q12) due to lower QoQ growth in refinanced loans (6.2% QoQ).

In the analysis of the PDL ratio per banking segment and product, it is important to consider:

i)	Credit cards ended the year with a PDL ratio of 4.7%, lower than the 4.9% registered in 3Q12;

ii)	The reduction in PYME’s PDL ratio from 5.8% to 5.7% QoQ;

iii)	The decline in Edyficar’s PDL ratio, which went from 4.2% to 3.9%; and

iv)	The mortgage loan portfolio, which was one of the most dynamic this quarter, registered a slight reduction in its PDL, which went from 1.2% to 1.1% at the end of December 2012.

It is important to highlight that the vintage analysis for Retail Banking segments shows improvements in the level of PDLs after the risk policy and models adjustments implemented during the first half of 2012, thus the increase in PDL portfolio in 4Q12 comes mainly from pre-adjustments vintages.

II.5 Non-financial income

Non-financial income fell 2.4% QoQ due to a decrease in Banking services commissions, which in turn was attributable to the spinoff of the investment banking business from BCP. The YoY and accumulated evolutions show significant expansion due to growth in Banking services commissions and gains on the sales of securities.

Non financial income	Quarter			Change %		Year ended		Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11
Banking services commissions	150,940	172,626	140,896	-12.6%	7.1%	617,149	527,637	17.0%
Net gain on foreign exchange transactions	49,178	44,948	37,021	9.4%	32.8%	177,106	138,912	27.5%
Net gain on sales of securities	36,078	28,315	13,066	27.4%	176.1%	88,981	22,984	287.1%
Other income	5,949	2,102	6,627	183.0%	-10.2%	23,318	19,001	22.7%
Total non financial income	242,145	247,991	197,610	-2.4%	22.5%	906,554	708,534	27.9%

Non financial income fell 2.4% QoQ. This was attributable primarily to a decline in Banking services commissions, which fell as a result of the spinoff of the investment banking business from BCP (Credifondo, Credibolsa, Credititulo, Finanzas Corporativas) and the sale of IM Trust to Credicorp Investments. The fees and commissions generated by these two businesses in 4Q12 represent approximately US$ 17 million and thus explain 77% of the drop recorded in BCP’s Banking services commissions.

Nevertheless, the drop in Banking services commissions was significantly attenuated by:

•	Higher gains on the sales of securities (+27.4%), which was primarily due to an increase in sales of Sovereign Bonds; and

•	Higher net gains on foreign trade transactions (+9.4%) after an increase in the trading volume.

21

The accumulated evolution shows that total non-financial income grew considerably (+27.9%) due to the good performance of all segments. It is noteworthy the significant 17% growth seen in Banking services commissions, which was primarily attributable to expansion in the Retail Banking division and in the Wholesale Banking fee generation (mainly from cash management products and services, foreign trade and advisory; as well as higher net gains on sales of securities (+287.1%); and growth in net gains on foreign exchange transactions (+27.5%).

Distribution Channels and Transactions

The number of transactions this quarter grew 4.3% with regard to 3Q12’s level, which was in line with the increase in banking penetration throughout the country. This growth was mainly due to growth in transactional activity in the following channels: Agente BCP (+6.8% QoQ) and ATM ViaBCP (+6.8% QoQ), which together represent 36.8% of total transactions. It is also important to note the increases reported in other cost-efficient channels such as Telephone Banking Via BCP (+17.1% QoQ) and Mobile Banking (+31.2% QoQ), which were in line with the Bank’s strategy to bolster the efficient use of the channel network.

In the YoY analysis, it is important to mention that although the average transaction volume grew 17.8% YoY, cost-efficient channels reported significantly higher growth rates: +32.2% in Agentes BCP, +17.6% in ATMs, and +41.9% in Telephone Banking, +15.8% in Internet Banking, and +13.7% in Telecredito.

	Monthly average in each quarter						Change %
N° of Transactions per channel	4Q12%		3Q12%		4Q11%		QoQ	YoY
Teller	10,344,823	13.1%	10,512,965	13.9%	9,792,521	14.6%	-1.6%	5.6%
ATMs Via BCP	14,469,188	18.4%	13,543,934	17.9%	12,299,099	18.4%	6.8%	17.6%
Balance Inquiries	3,784,401	4.8%	3,659,282	4.8%	3,805,341	5.7%	3.4%	-0.6%
Telephone Banking	3,071,021	3.9%	2,622,774	3.5%	2,163,687	3.2%	17.1%	41.9%
Internet Banking Via BCP	16,365,183	20.8%	16,374,601	21.7%	14,128,630	21.1%	-0.1%	15.8%
Agente BCP	14,496,471	18.4%	13,569,423	18.0%	10,966,961	16.4%	6.8%	32.2%
Telecrédito	7,174,307	9.1%	6,781,285	9.0%	6,309,965	9.4%	5.8%	13.7%
Mobile banking	1,271,945	1.6%	969,813	1.3%	756,745	1.1%	31.2%	68.1%
Direct Debit	574,402	0.7%	565,564	0.7%	481,233	0.7%	1.6%	19.4%
Points of Sale P.O.S.	6,847,910	8.7%	6,539,434	8.7%	5,794,072	8.7%	4.7%	18.2%
Other ATMs network	356,546	0.5%	374,900	0.5%	374,615	0.6%	-4.9%	-4.8%
Total transactions	78,756,197	100.0%	75,513,975	100.0%	66,872,870	100.0%	4.3%	17.8%

Source: BCP

BCP’s distribution channels continued to post sustained growth and reached a total of 7,922 points of access at the end of 4Q12, which is in line with BCP’s strategy to increase banking penetration in the country. This represents an increase of +4.4% QoQ and +21.9% YoY. The expansion was led, in absolute terms, by Agentes BCP (+4.3% QoQ and +22.2% YoY), and to a lesser extent by ATMs (+5.3% QoQ and 24.2% YoY). Finally, BCP achieved a net increased of 23 branches.

	Balance as of			Change %
	4Q12	3Q12	4Q11	TaT	AaA
Branches	365	359	342	1.7%	6.7%
ATMs	1,844	1,752	1,485	5.3%	24.2%
Agentes BCP	5,713	5,479	4,674	4.3%	22.2%
Total	7,922	7,590	6,501	4.4%	21.9%

Source: BCP

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II.6 Operating Expenses and Efficiency

Business expansion, which was accentuated by seasonality in operating expenses in 4Q and the effect of the appreciation of the Nuevo Sol, explains the deterioration posted in the efficiency ratio (50.6% in 3Q12 versus 55.7% at the end of 4Q12).

Operating expenses	Quarter			Change %		Year ended		Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11
Salaries and employees benefits	171,307	164,073	137,715	4.4%	24.4%	622,193	495,099	25.7%
Administrative, general and tax expenses	135,347	116,974	100,721	15.7%	34.4%	440,243	337,228	30.5%
Depreciation and amortizacion	24,577	22,376	23,411	9.8%	5.0%	93,721	81,820	14.5%
Other expenses	12,330	10,020	7,757	23.1%	59.0%	40,439	38,012	6.4%
Total operating expenses	343,561	313,443	269,604	9.6%	27.4%	1,196,596	952,159	25.7%
Total Income (1)	594,537	600,000	501,310			2,267,894	1,850,237
Efficiency ratio (2)	55.7%	50.6%	52.2%			51.0%	49.4%

(1) Total income includes net interest income, fee income and net gain on foreign exchange transactions.

(2) Other expenses are not included in the efficiency ratio calculation.

Source: BCP

Operating expenses increased 9.6% QoQ. This was primarily due the fact that administrative expenses grew 15.7% QoQ while salaries and employee benefits expanded +4.4% in the same period. These increases reflect seasonal factors that are typical at year-end; the impact of the 1.7% appreciation of the Nuevo Sol; and continuous business expansion (both in terms of the number of employees and growth in the channel network to cover the increase in transactional activity).

Growth in administrative and general expenses was driven by an increase in costs in: (i) Marketing (+46.7%), due to the costs associated with developing customer loyalty, including “LANPASS kilometers”; (ii) Consultants (+98.1%); (iii) Transportation (+22.5%), due to higher expenses associated with transporting cash at year-end; and (iv) Other minor expenses (+18.2%), which include noteworthy increases in commissions paid to third parties and Agentes BCP due to an increase in transactional activity.

Higher spending on salaries and employee benefits (+4.4%) is due primarily to an increase in the number of employees as well as the need to set aside more provisions to cover additional profit-sharing (PAU).

In annual terms operating expenses grew 27.4% YoY, which was due primarily to the increase posted in administrative and general expenses (+34.4%). This increase was associated with: (i) expenses for IT outsourcing, a project included in our reporting since 3Q12 and that promises to generate savings in the future, mainly due to the fact that the Bank will significantly decrease its investment in IT infrastructure; and (ii) Other minor expenses, including an increase in commissions paid to Agentes BCP and higher costs to rent branches. The two factors aforementioned are in line with business expansion mainly in Retail Banking.

The following table contains information on the Bank’s administrative expenses and their respective quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	4Q12%		3Q12%		4Q11%		QoQ	YoY
Marketing	20,866	15.4%	14,220	12.2%	18,867	22.5%	46.7%	10.6%
Systems	14,223	10.5%	11,901	10.2%	11,003	13.1%	19.5%	29.3%
Systems Outsourcing	9,238	53.8%	9,501	8.1%	8,681	10.3%	-2.8%	6.4%
Transport	10,906	8.1%	8,905	7.6%	4,302	5.1%	22.5%	153.5%
Maintenance	5,466	4.0%	4,327	3.7%	5,125	6.1%	26.3%	6.6%
Communications	5,713	4.2%	6,007	5.1%	7,476	8.9%	-4.9%	-23.6%
Consulting	9,125	6.7%	4,607	3.9%	26,206	31.2%	98.1%	-65.2%
Others	37,515	27.7%	31,745	27.1%	8,072	9.6%	18.2%	364.8%
Taxes and contributions	5,137	3.8%	10,491	9.0%	10,989	13.1%	-51.0%	-53.3%
Other subsidiaries and eliminations, net	17,158	12.7%	15,270	13.1%	100,721	119.9%	12.4%	-83.0%
Total Administrative Expenses	135,347	100.0%	116,974	100.0%	84,025	100.0%	15.7%	61.1%

Source: BCP

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II.7 Net Shareholders’ Equity and Regulatory Capital

BCP posted a ROAE of 25.2% in 4Q12. This represents a decrease with regard to 3Q12 that was attributable to an increase in net shareholders‘ equity (+4.9% QoQ) and a drop in the Bank’s net income for 4Q (-11% QoQ). The BIS ratio rose from 14.11% in 3Q12 to 14.72% in 4Q12, which reflects the adequate capital management approach of the Bank to maintain ratios well above the legal minimum of 10% and our internal limit of 13.75%.

Shareholders' equity	Quarter			Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY
Capital stock	986,697	1,019,491	783,213	-3.2%	26.0%
Reserves	700,491	711,685	628,987	-1.6%	11.4%
Unrealized gains and losses	152,209	148,707	114,760	2.4%	32.6%
Retained earnings	274,596	274,596	236,738	0.0%	16.0%
Income for the year	661,358	490,402	577,711	34.9%	14.5%
Net shareholders' equity	2,775,351	2,644,881	2,341,409	4.9%	18.5%
Return on average equity (ROAE)	25.2%	30.2%	29.4%

Net shareholders’ equity increased 4.9% QoQ, which is in line with earnings growth in 4Q12. It is also important to note the decreases posted in capital stock (-3.2% QoQ) and reserves (-1.6%), which fell following the spinoff of the investment banking business from BCP. All of this led to a decrease in ROAE, which was situated at 25.2% versus 30.2% in 3Q12 and 29.4% in 4Q11.

The capital adequacy ratio (BIS) rose from 14.11% in 3Q12 to 14.72% in 4Q12. The aforementioned is due primarily to the fact that regulatory capital grew at a higher rate (+9.4% QoQ) than risk-weighted assets did (+4.9% QoQ). The increase in capital is mainly attributable to the Capitalization Agreement (which was approved at the board meeting in November) for US$ 152.2 million and lower deductions for investments in subsidiaries after unrealized gains and earnings (-31.5% QoQ), which was primarily attributable to the sale of IM Trust to Credicorp Investments and to a lesser extent to the decision to split the banking investment business (Credifondo, Credibolsa and Creditítulos) from BCP.

It is important to note that the TIER 1 and TIER 1 Common ratios increased with regard to the figures reported at the end of 3Q12 (from 9.67% to 10.11% in the case of TIER 1 and from 8.03% to 8.52% in the case of TIER 1 Common), as explained before. Both of these ratios remain above our internal limit and are situated at 8.5% and 8% respectively.

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Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	Dec 12	Sep 12	Dec 11	Dec 12 / Sep 12	Dec 12 / Dec 11
Capital Stock	1,216,822	1,227,058	948,716	-0.8%	28.3%
Legal and Other capital reserves	860,717	856,266	743,332	0.5%	15.8%
Accumulated earnings with capitalization agreement	152,235	-	-	-	-
Loan loss reserves (1)	276,620	260,052	212,497	6.4%	30.2%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	1,092,777	1,091,667	763,293	0.1%	43.2%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(299,188)	(436,517)	(201,357)	-31.5%	48.6%
Goodwill	(47,876)	(46,991)	(45,283)	1.9%	5.7%
Total Regulatory Capital	3,502,108	3,201,535	2,671,198	9.4%	31.1%

Tier 1 (2)	2,405,255	2,193,632	1,906,509	9.6%	26.2%
Tier 2 (3) + Tier 3 (4)	1,096,853	1,007,903	764,689	8.8%	43.4%

Total risk-weighted assets	23,789,338	22,687,882	18,382,429	4.9%	29.4%
Market risk-weighted assets (5)	488,910	783,651	602,351	-37.6%	-18.8%
Credit risk-weighted assets	22,074,645	20,744,731	16,960,579	6.4%	30.2%
Operational risk-weighted assets	1,225,784	1,159,500	819,499	5.7%	49.6%

Market risk capital requirement	48,891	78,365	59,030	-37.6%	-17.2%
Credit risk capital requirement	2,207,464	2,074,473	1,662,137	6.4%	32.8%
Operational risk capital requirement	122,578	115,950	80,311	5.7%	52.6%
Additional capital requirements	309,245	291,467	-	0.0%	0.0%

Capital ratios
Tier 1 ratio (6)	10.11%	9.67%	10.37%
Tier 1 Common ratio (7)	8.52%	8.03%	9.07%
BIS ratio (8)	14.72%	14.11%	14.53%
Risk-weighted assets / Regulatory Capital (9)	6.79	7.09	6.88

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries

- Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital +

Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Tier I Common = Capital + Reserves – 100% of Investment in Subsidiaries + retained earnings adjusted by average payout.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 +

Capital requirement to cover operational risk * 10 * 0.5.

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III. Banco de Crédito de Bolivia

Banco de Crédito de Bolivia	Quarter			Change %		Year ended		Change %
US$ millions	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11
Net interest income	16.4	16.0	12.5	2.2%	30.7%	60.2	41.8	43.9%
Net provisions for loan losses	-2.9	-1.5	0.0	85.0%	100.0%	-8.6	-5.3	60.7%
Non financial income	8.4	7.0	8.4	20.1%	-0.1%	29.8	35.2	-15.3%
Operating expenses	-15.4	-12.5	-11.8	23.0%	30.8%	-52.3	-48.3	8.1%
Operating Income	6.4	8.9	9.1	-27.5%	-29.5%	29.1	23.3	24.8%
Translation result	0.0	0.0	0.1	-27.0%	-122.7%	0.0	0.8	-104.1%
Income tax	-2.4	-3.5	-1.1	-30.0%	125.6%	-8.5	-1.8	363.4%
Net Income	4.0	5.4	8.2	-26.0%	-51.0%	20.6	22.3	-7.7%
Total loans	907.0	844.7	762.9	7.4%	18.9%
Past due loans	11.2	11.5	8.9	-2.5%	26.1%
Net provisions for possible loan losses	-32.0	-30.0	-26.9	6.7%	19.0%
Total investments	294.9	348.2	205.8	-15.3%	43.3%
Total assets	1,411.6	1,380.7	1,195.5	2.2%	18.1%
Total deposits	1,229.0	1,210.0	1,055.5	1.6%	16.4%
Net shareholders' equity	133.1	130.0	111.6	2.3%	19.3%
PDL ratio	1.24%	1.37%	1.17%
Coverage of PDLs	301.3%	275.0%	314.0%
ROAE *	12.1%	17.0%	30.4%
Branches	41	40	42
Agentes	26	25	33
ATMs	207	189	196
Employees	15,583	1,507	1,343

* ROAE for december 2012 added to 16.6% (Year to date) and 22.1% for december 2011(Year to date).

In 4Q12, BCP Bolivia obtained net income of US$ 4.0 million, which represented a decline of 26.0% QoQ. It is important to note that net interest income remained solid, posting slight growth of 2.2% QoQ. This was reinforced by significant expansion in non-financial income (+20.1% QoQ), which was due primarily to an increase in income from international transfers. Nevertheless, the aforementioned was offset by:

i)	Growth in net provisions for loan losses (+85.0% QoQ), which was attributable to an increase in cyclical provisions to cover expansion in the foreign currency portfolio; and

ii)	An increase in operating expenses (+23.0% QoQ), which was attributable to the decision to set aside extraordinary provisions (operational risk) and the fact that a new tax was levied on sales of foreign currency.

In annual terms, BCP’s operating results evolved very favorably with significant growth in interest income (+30.7%). This was due to an increase in interest on loans, which was in turn attributable to expansion in the loan portfolio (+18.9%). Net income fell 51.0% YoY, which was primarily due to a 30.8% increase in operating expenses that was associated with growth in personnel expenses and a decision to set aside extraordinary reserves; growth in net provisions for loan losses, which contrasts with the scenario in 4Q11, where no provisions were set aside due to a generic reserves release; and an increase in income taxes, which was attributable to the new tax levied as of January 2012 on income in the banking system.

Although BCP Bolivia’s loans have increased, it is important to note that the bank’s conservative approach to loan risk allowed it to post a past due ratio of 1.24% in 4Q12 (1.37% in 3Q12 and 1.17% in 4Q11) and a coverage ratio of 301.3% (275.0% in 3Q12 and 314.0% in 4Q11). These indicators prove that BCP Bolivia continues to stand out as one of the most stable institutions in the Bolivian banking system, which registered a past due ratio of 1.46% and a coverage ratio of 291.2% at the end of 4Q12.

26

Finally, BCP Bolivia’s ROAE in 4Q12 was 12.1%, which falls below the 17.0% reported in 3Q12 and the 30.4% registered in 4Q11. These drops were largely due to the extraordinary provisions set aside for operational risk and the additional income tax that the Bolivian authorities instituted this year.

Assets and Liabilities

BCP Bolivia’s total loan balance at the end of December 2012 was US$ 907.0 million, which represents an increase of 7.4% with regard to the US$ 844.7 million posted in September 2012 and 18.9% growth in terms of the figure reported at the end of December 2011. Loan growth in 4Q12 was due a decision by retail banking, which represents 55.8% of BCP’s total loans, to adopt an aggressive strategy to grow all its segments, which led to +7.2% growth QoQ and +24.7% YoY. Within this banking division, the segments that grew the most were SME (+8.1% QoQ and +29.6% YoY), which represents 29.0% of this portfolio’s total loans; Installment Loans (+8.3% QoQ and +34.6 YoY), which account for 14.6% of all loans in this division; and the Home Loan segment (+5.3% QoQ and YoY +18.1%), which is equivalent to 39.9% of total retail loans.

The Wholesale Banking portfolio, which represents 42.1% of BCP Bolivia’s portfolio, posted favorable growth of +8.1% QoQ and +12.2% YoY.

BCP Bolivia’s loan balance at the end of December 2012 totaled US$ 294.9 million, which represents growth of 15.3% QoQ and 43.3% YoY. The YoY increase is due primarily to an increase in investments in the Central Bank of Bolivia.

In terms of liabilities, BCP Bolivia’s deposits experienced 1.6% QoQ growth, which was due primarily to an 18.2% increase in time deposits. The YoY analysis reveals growth of 16.4%, which was due to expansion in savings deposits (+21.2%), time deposits (+17.5%) and demand deposits (+12.1%).

Net shareholders’ equity increased 2.3% QoQ and 19.3% YoY. Positive YoY growth was due to the fact that all of the earnings obtained in 2011 were set aside as voluntary reserves.

Finally, BCP Bolivia has a solid and stable market share of 11.2% in current loans and 11.1% in total deposits, which situates the bank in third place in terms of loans (maintaining a 0.7% lead with regard to the Bank that holds fourth place) and fifth place with regard to deposits in the Bolivian banking system.

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IV. Financiera Edyficar

Edyficar	Quarter			Change %		Year ended		Change %
US$ 000	4Q12	3Q12	4Q11	QoQ	YoY	2012	2011	2012 / 2011
Net financial income	43,330	38,900	30,767	11.4%	40.8%	151,919	111,546	36.2%
Total provisions for loan loasses	(8,696)	(7,186)	(4,951)	21.0%	75.6%	(27,165)	(15,891)	71.0%
Non financial income	685	450	537	52.2%	27.5%	1,745	1,121	55.7%
Operating expenses	(24,763)	(22,115)	(19,245)	12.0%	28.7%	(86,369)	(64,696)	33.5%
Operating Income	10,555	10,049	7,108	5.0%	48.5%	40,130	32,081	25.1%
Translation results	3,114	3,006	3,048	3.6%	-2.1%	8,091	4,366	85.3%
Income taxes	(2,437)	(3,128)	(2,584)	-22.1%	-5.7%	(11,732)	(10,204)	15.0%
Net income	11,232	9,927	7,572	13.1%	48.3%	36,489	26,243	39.0%
Contribution to BCP	11,209	9,907	7,556	13.1%	148.3%	36,413	26,188	39.0%
Total loans	749,773	659,383	506,796	13.7%	47.9%	749,773	506,796	47.9%
Past due loans	29,380	26,886	20,445	9.3%	43.7%	29,380	20,445	43.7%
Net provisions for possible loan losses	(52,487)	(46,157)	(35,484)	13.7%	47.9%	(52,487)	(35,484)	47.9%
Total assets	1,064,396	1,013,915	590,991	5.0%	80.1%	1,064,396	590,991	80.1%
Deposits and obligations	518,935	530,526	226,285	-2.2%	129.3%	518,935	226,285	129.3%
Net shareholders´ equity	98,357	87,137	75,790	12.9%	29.8%	98,357	75,790	29.8%
PDL ratio	3.9%	4.1%	4.0%			3.9%	4.0%
Coverage ratio of PDLs	178.6%	171.7%	173.6%			178.6%	173.6%
Return on average equity *	31.3%	29.9%	21.2%			26.5%	22.9%
Branches	162	123	123
Employees	3,473	2,359	2,359

Net shareholders´ equity includes US$ 50.7 millions from goodwill.

In 4Q12, Edyficar obtained net income of US$ 11.2 million, which represents an increase of 13.1% QoQ that was primarily attributable to:

i)	11.4% growth in interest income, which is in line with excellent expansion in the loan portfolio (+13.7 QoQ); and

ii)	A 52.2% QoQ increase in non-financial income that was primarily attributable to the increase in Banking services commissions for managing insurance-product-sales.

The aforementioned offset:

i)	An increase in requirements for net provisions for loan losses (+21%); and

ii)	The 12% QoQ increase in operating expenses due to higher spending on rental for new offices and marketing costs for the Christmas campaign.

The YoY comparison reveals that net income grew 48.3% due to an increase in NII (+40.8%), which was attributable to the excellent evolution of loans and an adequate approach to managing portfolio quality. Another item that stands out is the increase in non-financial income (+27.5%), which absorbed the higher operating expenses (+28.7%) and net provisions for loan losses (+75.6%), the latter due to expansion in the loan portfolio.

In terms of the portfolio’s volume and quality, loans grew 13.7% QoQ to top US$ 749 million, which represents growth of 47.9% YoY. This was in line with business expansion and the increase in Edyficar’s market share in loans. Although the past due portfolio increased 9.3% QoQ and 43.7% YoY, higher loan growth produced a drop in the delinquency ratio, which went from 4.1% in 3Q12 to 3.92% at the end of 4Q12. This ratio is even lower than that reported in 4Q11 (4%). The coverage ratio for past due loans reached 178.6% at the end of 4Q12 (vs 171.7% in 3Q12 and 173.6% in 4Q11).

Net shareholders’ equity increased 12.9% in 4Q12, which was due to an increase in accumulated results. The return on average equity (ROAE) including goodwill was situated at 31.3% in 4Q12 and without goodwill, at 41.9%.

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In accumulated terms at the end of 2012, Edyficar’s net income grew 39.0% with regard to 2011’s due to an increase in net interest income (+36.2%), which helped offset higher operating expenses (+33.5%) related to business growth and branch network expansion, as well as higher net provisions for loan losses (+71%). Assets grew 80.1% in the period from December 2011 to December 2012. This was due primarily to 47.9% growth in loans as well as expansion in the investment portfolio. Fixed assets expanded 49.9% due to growth of number of branches that increased from 123 to 162.

Financiera Edyficar’s excellent results demonstrate this subsidiary’s stupendous contribution to BCP’s objective to ensure financial inclusion and microbusiness development.

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V. Pacifico Grupo Asegurador (PGA)

Pacífico Grupo

PGA obtained net income before minority interest of US$ 16.9 million in 4Q12, which represents a 19.6% decline with regard to last quarter’s figure. This was primarily due to: a) an increase in General Expenses and b) a decrease in Financial and Other Income.

This result hides the favorable QoQ evolution of the Underwriting Result, which improved from US$ 34.6 million in 3Q12 to US$ 41.1 million this quarter (+18.7% QoQ). The Life business contributed considerably to this evolution given that its underwriting result went from posting a loss of US$ 0.8 million in 3Q12 to reporting a gain of US$ 4.5 million in 4Q12 due to a US$ 4.1 million increase in the Net Earned Premiums (NEP).

Nevertheless, significant growth in general expenses in 4Q12 (+20.2% QoQ), which was primarily attributable to the medical subsidiaries (+91%), considerably attenuated the underwriting result’s positive effect on net income. This increase in expenses is directly related to the process to align PGA’s operations with Credicorp’s standards; the initial efforts to improve infrastructure; and investments in human resource development.

Financial income totaled US$ 28.5 million in 4Q12. This falls slightly below the US$ 29.5 million posted in 3Q12 given that last quarter; non-recurring income was reported due to a real estate sale in the Property and Casualty portfolio.

The translation result was US$ 3.5 million in 3Q12 versus US$ 3.1 million in 4Q12 while income tax fell 26% QoQ due to a drop in before-tax income.

The net result, although lower than last quarter’s, is evidence that the positive trend seen since the second quarter of the year remains in effect. The good results obtained in the last three quarters (US$ 24.2 million in 2Q12, US$ 21.0 million in 3Q12 and US$ 16.9 million in 4Q12) helped reverse the impact of the 3 severe claims reported in the first quarter of the year (for a total US$ 11.1 million), which led 1Q12’s result to situate at US$ 4.9 million.

In this context, the contribution to Credicorp was US$ 16.9 million in 4Q12, which represents an 18% decline with regard to 3Q12’s result but tops 4Q11’s figure by 41%.

Period	Net earnings *				Adjustment for	Total Contribution
US$ thousand	PPS	PV	EPS **	PGA	consolidation	to BAP
4Q11	5,354	8,408	(1,533)	11,825	120	11,945
1Q12	(6,562)	11,489	(28)	4,922	(99)	4,823
2Q12	6,695	16,291	1,186	24,155	(492)	23,663
3Q12	8,697	14,976	(2,336)	21,060	(443)	20,617
4Q12	4,911	16,889	(4,573)	16,942	(47)	16,895
QoQ	-44%	13%	-96%	-20%	n.a	-18%
YoY	-8%	101%	-198%	43%	n.a	41%

* Before including minority interest

** Includes Médica, an additional company which offers medical assistance services

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Pacifico Property and Casualty (PPS)

Net earnings in 4Q12 totaled US$ 4.9 million, which falls below the US$ 8.7 million posted in 3Q12. This result was due primarily to the 33% decline registered in net financial income, which was in turn mainly attributable to lower income from the aforementioned decrease in income on real estate sales.

Nevertheless the underwriting result also fell slightly QoQ by 0.6% due to an increase in claims in the car line (increased frequency) and medical assistance (due to seasonal factors). In YoY terms, the underwriting result increased 16.7%, which was primarily due to an increase in the NEP (+US$ 9.6 million).

The following table provides details on the results of the property and casualty lines.

	4Q12				3Q12				4Q11
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	28.7	24.4	18.2	71.3	27.7	23.9	18.6	70.3	25.2	19.1	16.3	60.6
Underwriting results	6.9	4.4	10.6	21.9	6.9	5.7	9.4	22.0	8.1	1.6	5.4	18.8
Loss ratio	50.3%	71.7%	25.4%	51.3%	46.4%	67.5%	28.0%	48.7%	44.8%	79.9%	37.5%	53.9%
Underwriting results / net earned premiums	24.1%	18.0%	57.9%	30.7%	24.9%	23.9%	50.4%	31.3%	32.1%	8.5%	33.0%	30.9%

•	The Car Insurance business posted an underwriting result of US$ 6.9 million in 3Q12 (+0.2% QoQ). Growth in net claims in the Car business (+5.4% QoQ), which reflects an increase in claim frequency, offset the 3.6% QoQ growth registered in the NEP and explains why the underwriting result is basically flat QoQ.

•	The Private Health business reported an underwriting result of US$ 4.4 million in 4Q12 (-23.1% QoQ). This result was attributable to the increase seen in the loss ratio (67.5% in 3Q12 versus 71.5% this quarter), which was due to seasonal factors that affect this business every 4Q. In annual terms, the underwriting result grew 172% due to an increase in NEP (+27.7%) following successful initiatives to capture corporate accounts.

•	The Property and Casualty business (P & C) obtained an underwriting result of US$ 10.6 million in 4Q12 (+12.4% QoQ). This result is associated with an increase in reinsurance commissions and the decline posted in the loss ratio, which fell from 28% in 3Q12 to 25.4% this quarter.

With these results, the P & C business obtained a combined ratio of 101.9% this 4Q12. This result can be disaggregated in the following manner: 51.3 points correspond to the costs and expenses relative to net claims (loss ratio); 18.1 points correspond to business acquisition costs; and the remaining 32.5 points correspond to general and administrative expenses.

Pacifico Life (PV)

Pacifico Vida obtained net earnings before minority interest of US$ 16.9 million in 4Q12, which represents a 12.9% increase with regard to the amount obtained in 3Q12 (US$ 14.9 million) due to: a) an improvement in the underwriting result (lower AFP reserves) and b) a more favorable financial result.

The underwriting result of US$ 4.2 million obtained in 4Q12 was significantly higher than 3Q12’s result (US$ -0.7 million), which was due primarily to the increase in the NEP (+6.7%) following a reserves release in the AFP business (release due to maturity).

General expenses grew 33% QoQ. The items that drove this increase were personnel expenses and third-party services, which increased from US$ 6.5 million in 3Q12 to US$ 9.1 million in 4Q12.

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Net financial income increased 5% QoQ. This evolution was associated with positive yields on our portfolio; more sales of securities; and leasing income.

Finally, in 4Q12 the translation result fell US$ 1.1 million with regard to the figure posted in 3Q12.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	4Q12	3Q12	4Q11	ToT	AoA
Individual life	19.7	18.9	17.6	4.1%	11.8%
Individual annuity	25.5	28.1	19.6	-9.3%	30.4%
Disability & survivor (Pension)	19.6	20.5	15.6	-4.4%	26.3%
Credit Life	17.8	15.8	12.1	12.6%	47.2%
Personal accidents	4.9	4.7	4.4	2.9%	9.6%
Group life (Law)	3.7	3.5	3.1	7.8%	19.6%
Group life	4.9	4.2	3.1	15.9%	56.4%
Limited workers compensation	5.3	5.6	4.2	-5.5%	26.8%
TOTAL	101.4	101.4	79.7	0.0%	27.3%

Pacifico Health (EPS)

In 4Q12, Pacifico Salud recorded a net loss of -US$ 1.9 million, which was similar to the loss of -US$ 1.6 million reported in 3Q12. This result is due to an increase in income tax provision (+US$ 1.2 million) due primarily to: (i) earnings generated in the month of December (US$ 1.1 million) and (ii) earnings generated ($1 million) due to Análisis Clínicos ML (ACML’s) contribution to Pacifico Servicios Generales.

The underwriting result in 4Q12 was US$ 4.5 million. This represents an improvement over 3Q12’s figure (+11.7%) and was primarily due to an increase in the NEP (+ US$ 2.7 million), particularly in Group Health and Individual Health Insurance.

General expenses fell -14.4% QoQ. Third party services were the primary contributor to this evolution, posting a -38.7% QoQ decline due to a reversal of accumulated provisions for advertising.

Medical Subsidiaries

In 4Q12, the medical subsidiaries posted an underwriting result of US$ 10.4 million. This represented an increase of US$ 2.4 million with regard to the figure registered at the end of 3Q12 (+30%), which was due to the fact that: i) previously acquired acquisitions entered the medical services network (Clínica Belén and Laboratorio Arias Stella), and ii) improvements were made in sales at existing clinics. Nevertheless, the last line of the consolidated businesses posted a loss after minority interest of US$ 2.3 million versus a loss of US$ 0.4 million in the previous period. This was primarily due to the charges and provisions that were identified during the aforementioned process to organize our operations according to Credicorp’s standards.

Results 2012

Net earnings obtained before minority interest in 2012 fell 2% below the figure reported for last year (US$ 68.5 million vs. US$ 67.5 million, respectively). This result is due to: (i) an increase in the loss ratio in Property and Casualty insurance (+170 bps), which was due to the fact that three severe claims were reported at the beginning of the year, and Health (+320 bps); the fact that premiums for both these lines are experiencing downward pressure due to intense competition; and (ii) the increase in general expenses (+22.5%) due to investments in the Medical Subsidiaries and Property and Casualty Insurance.

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In terms of premium turnover, PGA reported a Direct Premium of US$ 1,019 million and a NEP level of US$ 723.8 million. These figures represent an increase of 17% and 23% respectively with regard to 2011. With this result, the Pacifico Insurance Group reached the billion dollar mark in sales for the first time in its history. The increases posted in the Direct Premium and in the NEP are evident in all three business lines. At EPS, we obtained growth of 23.1% in both our Direct Premium and our NEP whereas the Life business reported an increase of 20.9% and 29.3% respectively for these items. Along the same lines, PPS grew 10.8% in terms of the Direct Premium and 17.8% with regard to its NEP.

Pacifico Property and Casualty (PPS)

Net earnings in 2012 totaled US$ 13.7 million versus US$ 14.2 million in 2011. This was due primarily to an increase in the loss ratio, which rose from 54.4% in 2011 to 56.1% in 2012. This increase was mainly attributable to three severe claims in the first quarter of the year for a total of US$ 11.1 million. Nevertheless, this effect was mitigated by the 17.8% increase in the NEP and the company’s excellent financial income, which increased 25% YoY.

Pacifico Life (PV)

Net earnings at Pacifico Life in 2012 increased significantly YoY from 50 million in 2011 to US$ 59.6 million this year (+19%).

The increase posted in earnings, which was possible despite a decrease in the Underwriting Result in 2012, was due primarily to: a) an increase in premium turnover that topped 20% growth, b) better financial yields (US$ 89 million vs. US$ 75.8 million in 2011), c) an increase in the translation result (US$ 1.7 million to US$ 4.6 million) and d) a decrease in income taxes (from US$ 1.6 to US$ 0 million).

Pacifico Health (EPS)

Our EPS posted a loss of US$ 4.6 million in 2012 versus a gain of U$ 3.6 million in 2011. This result was due primarily to an increase in the loss ratio, which was situated at 83.6% in 2012 versus 80.4% in 2011. The deterioration posted in the loss ratio was mainly attributable to (i) an increase in the frequency of claims and in the complexity of the products that our clients demand; and (ii)upward adjustments in the fees that our suppliers charge for services. The net result was also affected by a non-recurring expense to consolidate the medical services network in 2012 and to a lesser extent by the additional expenses incurred to support this business’s development.

Medical Subsidiaries

In 2012, the medical subsidiaries reported a net loss of US$ 1.4 million. US$ 1.1 million of this amount correspond to expenses for amortization of intangible assets (brand, image, client relations) relative to the acquisition of the clinics.

Nevertheless, income expansion was offset by expenses relative to (1) the process to align operations with Credicorp’s standards, (2) efforts to improve infrastructure and the process to attract and develop human talent. All of these factors, however, have helped us make significant progress towards our goal to expand operations and consolidate our acquisitions to become the best private health care network in the country.

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VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported net income of US$ 13.7 million in 4Q12, which represented 9.3% growth QoQ. This increase was due primarily to the extraordinary income that was reported this quarter.

Core income remained at relatively stable levels with regard to 3Q12 and posted only a slight increase in net interest income and dividends received. The increase in net income is in fact attributable to Other Income(+US$ 1.9 million), whose growth is mainly attributable to earnings related to the exchange offer of an equity instrument (US$ 1.3 million), a recovery from investment reserves (US$ 0.3 million)and other extraordinary income from reimbursements of third-party services.

In accumulated terms at the end of 2012, ASB’s contribution to Credicorp totaled US$ 48.4 million. This represents a 17.8% increase with regard to the figure reported at the end of last year. This growth is primarily associated with an increase in net interest income (+22.9%), which was due to our strategy to rebalance our portfolio and an increase in the volume of interest-earning assets.

ASB	Quarter			Change %		Year to date		Change %
US$ million	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11
Net interest income	9.7	9.6	9.3	1.2%	3.9%	37.9	30.9	22.9%
Dividend income	0.2	0.1	0.3	60.2%	-23.5%	0.7	1.0	-31.1%
Fees and commissions from services	2.2	2.5	2.5	-13.3%	-15.1%	9.2	11.6	-20.6%
Net gains on foreign exchange transactions	0.0	0.1	-0.1	-102.6%	96.1%	-0.1	-0.2	57.8%
Core income	12.0	12.3	12.0	-2.2%	0.0%	47.7	43.3	10.3%
Net Provisions	0.0	0.0	-1.1	0.0%	-100.0%	0.0	-1.1	-100.0%
Net gains from sale of securities	2.3	2.3	0.6	-2.8%	289.1%	7.7	6.9	11.1%
Other income	1.9	0.0	0.0	100.0%	100.0%	1.8	0.0	100.0%
Operating expenses	-2.5	-2.1	-2.3	17.8%	9.7%	-8.8	-8.0	10.3%
Net income	13.7	12.5	9.2	9.3%	49.8%	48.4	41.1	17.8%
Net income / share	0.20	0.18	0.13	9.3%	49.8%	0.69	0.59	17.8%
Contribution to Credicorp	13.7	12.5	9.2	9.3%	49.8%	48.4	41.1	17.8%
Total loans	801.1	699.6	606.1	14.5%	32.2%	801.1	606.1
Total investments available for sale	802.5	813.9	811.6	-1.4%	-1.1%	802.5	811.6
Total assets	1,768.5	1,631.6	1,523.5	8.4%	16.1%	1,768.5	1,523.5
Total deposits	1,396.8	1,370.4	1,320.6	1.9%	5.8%	1,396.8	1,320.6
Net shareholder's equity	219.8	204.6	189.2	7.4%	16.1%	219.8	189.2
Net interest margin	2.4%	2.5%	2.6%			2.4%	2.2%
Efficiency ratio	15.5%	14.6%	18.2%			15.5%	16.0%
Return on average equity	25.8%	26.1%	20.2%			25.1%	22.2%
PDL / Total loans	0.00	0.00	0.00			0.00	0.00
Coverage ratio	0.1%	0.1%	0.1%			0.1%	0.1%
BIS Ratio (*)	16.79%	16.89%	19.36%			16.79%	19.36%

(*) Basel II Bis Ratio = (Regulatory Capital - deductions) / (RWA Credit risk + Charge Operational risk + Charge Market risk).

Core income fell 2.2% QoQ due to a decline in fees and commissions for services (-13.3%). In effect, the increase in commissions paid to third parties to manage the investment portfolio (+65%) offset the increase in commissions for third party asset management (entries and shares in funds) as well as commissions to hold clients’ positions in custody. Nevertheless realized earnings on sales of equity instruments, higher than the amount initially estimated (+US$ 1.3 million), were included as extraordinary income in Other Income, which basically explains the 9.3% expansion in net income. A YoY comparison reveals that core income remained stable due to the evolution of net interest income (+3.9%), which offset lower income for dividends, fees and commissions for services and net gains on foreign exchange transactions. The 49.8% YoY increase in the net result was due to the favorable performance of (i) Other Income (+US$ 1.9 million), (ii) higher gains on sales of securities (+US$ 1.7 million); and (iii) a reduction in the net provisions (-US$ 1.1 million) that had been set aside at the end of 2011 for investment impairment.

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In 4Q12 ASB posted an efficiency ratio of 15.5%, which represented a 90bps increase with regard to the previous quarter. In accumulated terms, the efficiency ratio reached 15.5%, which was 50bps below the result obtained at the end of 2011.

The annualized ROAE this quarter reached 25.8%, which falls below the 26.1% reported in 3Q12 but tops the 20.2% posted in 4Q11. This result is evidence of a consistent increase in income that is in line with the expansion seen in asset volumes.

Results 2012

In accumulated terms, ASB’s core income totaled US$ 47.7 million in 2012, which represented a 10.3% increase YoY. This result was primarily due to an increase in net interest income (22.9%), which is associated with the current rebalancing strategy (see Exhibit 1) and the increase in volumes of interest-earning assets, and to a lesser extent to the drop in provisions (-US$ 1.1 million) and extraordinary income generated this quarter. All of this was, nevertheless, slightly offset by a decline in Banking services commissions (-20.6%) due to an increase in the commissions paid to third parties.

In this context, ASB’s annual contribution to Credicorp totaled US$ 48.4 million, which represents a 17.8% increase with regard to 2011’s figure. ROAE during this period reached 25.1% versus 22.2% in 2011. This indicates an increase of 3.0 percentage points, which is attributable to income growth this period.

Assets and Liabilities

Interest-earning assets totaled US$ 1,701 million, as indicated in the table below. This represented expansion of 9.1% QoQ and 16.7% YoY. In both cases, the driver of expansion was loan growth (+14.5% QoQ; +32.2% YoY). It is important to mention that ASB has striven to maintain a good risk profile, which is reflected in our delinquency-free portfolio.

Interest earning assets*	Quarter			Change %
US$ million	4Q12	3Q12	4Q 2011	QoQ	YoY
Cash and deposits	137	83	80	64.5%	71.6%
Loans	801	700	606	14.5%	32.2%
Investments	763	776	771	-1.7%	-1.1%
Total interest-earning assets	1,701	1,559	1,457	9.1%	16.7%

 (*) Excludes investments in equities and mutual funds.

With regard to the investment portfolio, it is important to note that a significant portion of ASB’s instruments continue to be investment grade (70%), which reflects the bank’s prudent and sustained policy to concentrate portfolio investment in instruments with a good risk profile.

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ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Client deposits increased 1.9% YoY and 5.8% YoY. To finance growth in assets during the quarter, the Bank has taken financing for short-term working capital, which explains the increase in other liabilities (US$95.2 million). With regard to 4Q11, the variation in deposits is due to the increase in funds captured from clients and in other liabilities, which is also due to financing taken in 4Q12.

Liabilities	Quarter			Change %
US$ million	4Q12	3Q12	4Q11	QoQ	YoY
Deposits	1,397	1,370	1,321	1.9%	5.8%
Other liabilities	152	57	14	168.2%	1012.7%
Total Liabilities	1,549	1,427	1,334	8.5%	16.1%

Shareholders’ equity increased 7.4% QoQ and 16.1% YoY due to quarterly and accumulated earnings at the end of 2012. These improvements were due to the fact that the securities market performed better during the period and also reflected ASB’s successful implementation of strategies to maximize shareholder returns.

The BIS ratio at the end of 4Q12 was situated at 16.79%, which falls below the 16.89% reported in 3Q12. The aforementioned is due to an increase in risk-weighted assets (loan growth) and is also attributable to the good quality of risk-weighted assets, which was complemented by growth in regulatory capital due to quarterly earnings. It is important to note that the Bank maintains a minimum ratio of 12%.

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Asset Management

Although rates have remained low over the last three quarters and are highly unlikely to rise in the future, ASB has put together a wide range of very attractive investment products and services. Assets under administration, which include client deposits, investments in funds and financial instruments in custody, posted a market value of US$5,358 million at the end of 4Q12, which represents an increase of US$ 354 million with regard to 3Q12 and US$844 million YoY. These results are due to an increase in the stock of securities for investments (+5.7% QoQ; +14% YoY) as well as the market effect (an appreciation in the price for these instruments).

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VII. Prima AFP

PRIMA’S business in 4Q12 reflects the effects of the reform of the Private Pension system, primarily in terms of changes related to: i) a commission deferment, which caused fee income to drop US$ -7.8 million; ii) a lower fund management fee, which fell from 1.75% to 1.60% due to the assignment process, which took place in September 2012 and was won by PRIMA; and iii) provisions for charges for personnel and operating support to abide with the new rules and procedures defined by the SPP Reform (i.e. mixed commission fee, process to tender new affiliates, among others).

The aforementioned explains Prima’s lower contribution to Credicorp this quarter, which totaled US$ 4.9 million after excluding extraordinary earnings on the sale of fixed assets to Pacifico Vida. In this context, net income this Q was US$ 8.1 million.

In terms of accumulated annual results, Prima’s evolution was favorable in 2012 despite 4Q12’s result. In this context, annual income was US$ 38.2 million, which represented 17.9% growth YoY and led to a contribution to Credicorp after eliminations of US$ 35 million (6.8% higher than the figure reported for 2011). Prima’s excellent performance this year is due primarily to the increase in fee income, which is in turn attributable to the fact that the company’s solid base of affiliates has continued to consolidate in a framework of sustained economic growth. Additionally, Prima won the assignment process for exclusive affiliation rights in September, which will be in place until the end of the year. Both of these factors were complemented by the company’s strict control of and follow-up on expenses as well as its avid search for operating efficiencies.

Quarterly main indicators and market share	PRIMA 4Q12	System 4Q12	Share 4Q12%	PRIMA 3Q12	System 3Q12	Share 3Q12%
Affiliates	1,339,180	5,268,457	25.4%	1,274,635	5,209,225	24.5%
New affiliations (1)	65,763	65,769	100.0%	28,041	122,669	22.9%
Funds under management US$ million	11,964	37,967	31.51%	11,300	35,903	31.47%
Collections US$ million (1)	226	681	33.2%	210	646	32.5%
Voluntary contributions US$ million	102	230	44.1%	98	222	44.0%
RAM US$ million (2)	663	2,044	32.4%	616	1,918	32.1%

Source: Superintendencia de Banca, Seguros y AFP.

(1) Accumulated to the Quarter.

(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Rights

Affiliations

In terms of new affiliations, an additional 65,769 individuals joined the SPP system. PRIMA AFP, winner of the assignment process, captured all of these affiliations, which allowed it to significantly increase its client portfolio. In 4Q12, affiliate captures reflected 135% growth with regard to the previous quarter. In annual terms, PRIMA’s capture volume was 63.1% higher than 2011’s level. SPP’s annual growth during this period was 16.6%.

RAM

With regard to the RAM level (monthly insurable remuneration) of Prima’s clients, growth in 4Q12, similar to the rest of the year, was relatively constant. In this context, RAM increased 7.6% QoQ and 24% YoY to total US$663 million at the end of 4Q12. Once again, Prima consolidated its leadership and posted a market share of 32.4% in terms of RAM, the AFP’s income base.

38

Managed portfolio and contributions collection

At the end of December 2012, PRIMA’s managed portfolio totaled US$ 11,964 million. This figure represented growth of 5.9% QoQ and 26.1% YoY. Consequently, PRIMA led the market this quarter with a 31.5% share of SPP’s total funds under management.

In terms of contribution collections, Prima amassed US$ 226.1 million in 4Q12, which represents 33.2% of total collections in the SPP. This contribution level topped that reported in 3Q12 (32.5%) and 4Q11 (32.6%). New affiliate captures are progressively reflected in the monthly volume of contribution collections.

These results once again confirm Prima’s market leadership, growth and its ability to consolidate in terms of RAM, the volume of contribution collections and the value of the managed portfolio.

Investments

Volatility continued in the global markets in the fourth quarter due to uncertainty regarding the international economic outlook. In terms of the local scene, the Peruvian economy performed well and posted solid indicators. In this context, Prima continues to follow a conservative approach to investing, opting only for companies with good fundamentals in an environment of heightened global risks.

In terms of the profitability of funds under management, in the last 12 months (December 2012 / December 2011) the results were 12.04%, 12.36% and 11.52% for funds 1, 2 and 3 respectively. These results situate PRIMA AFP in third place with regard to Fund 1, in first place in Fund 2 and in second place in Fund 3 in the system’s profitability ranking.

In an evaluation period that covers 7 years (December 2012 / December 2005), Prima’s fund 2, which currently represents 66.0% of its total funds under management, achieved an annualized nominal yield of 11.41% while the SPP’s average yield was 10.81%. It is important to note that during this period, the profitability of Prima's fund 2 ranked first in the system.

From the creation of the SPP to date (December 2012/December 19933), the annualized profitability of the funds managed by the AFP was 13.0% in nominal terms and 8.1% in real terms.

The following table shows the structure of the fund managed by Prima at the end of the fourth quarter of 2012:

Funds under management as of September 2012	Dec 12	Share %	Sep 12	Share %
Fund 1	1,272	10.6%	1,164	10.3%
Fund 2	7,897	66.0%	7,464	66.1%
Fund 3	2,795	23.4%	2,672	23.6%
Total US$ millon	11,964	100.0%	11,300	100.0%

 Source: Superintendencia de Banca, Seguros y AFP.

3 The latest information from the SBS website.

39

Financial Results

Income

In the fourth quarter of the year, Prima’s fee income totaled US$ 24.6 million, which represented a decline of -23.3% QoQ. This drop is due to the fact that the company recorded an income deferral (NIIF) for US$ 7.8 million and cut its fund management fee from 1.75% to 1.60% as of 2012. It is important to highlight, that the new regulations provide for income deferral to cover the costs associated to the administration of funds from clients that have stopped contributing (e.g. unemployed), but Prima still manages their fund. Therefore, a portion of the income from commissions (from clients that contribute) must be deferred and booked as a provision in the Balance Sheet. The amount deferred this 4Q refers to all such costs for non-contributing clients since the beginning of Prima. Therefore, we expect this income deferral to be significantly lower than the US$ 7.8 million in the future and reflect just a quarterly volume of such clients. The impact of these income reducing changes was partially offset by the additional income generated by the new affiliate captures posted after the tender assignment process. In accumulated terms, fee income in 2012 was US$ 117.2 million, which represented an increase of 12.2% YoY.

The solidity of our income base is reflected in our RAM indicator (the aggregate of our affiliates’ salaries), which reached US$ 663 million at the end of 2012. This figure tops 4Q11’s level by 21%.

Estimate of base to calculate earnings	PRIMA	System
US$ million	Dec 2012	Dec 2012	Share %
Administrative fees (1)	1.60%	1.83%	n.a.
RAM base (2)	663	2,044	32.4%

 PRIMA AFP estimates. In accordance to local public infomation, (SMV).

(1) System administrative fee: simple average.

(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenses

In 4Q12 administrative and sales expenses totaled US$ 15.8 million, which represented growth of 21% QoQ. This increase in expenses was attributable to charges for operating support that were incurred due to the process to assign affiliates and charges for sales and administrative personnel, which were associated with the SPP reform process. It is important to note that a significant portion of these expenses were one-time in nature.

Depreciation and amortization costs were US$ 2.2 million this Q and included charges for amortization of intangible assets (obtained in the framework of the merger with Unión Vida), as well as depreciation and amortization of real estate, equipment and systems.

The aforementioned led to US$ 6.6 million in operating income in 4Q12, which represented a decline of -60.7% -QoQ.

The other income/expenses item reflects the US$ 3.6 million generated by the sale of the company’s main office to Pacifico Vida Compañía de Seguros y Reaseguros. This figure is eliminated in Credicorp’s consolidation given that it constitutes a sale between companies in the same Group.

The aforementioned explains why Prima’s contribution to Credicorp in 4Q12 was US$4.9 million if its net income for the quarter was US$8.1 million. In terms of the annual result, net income in 2012 was US$ 38.2 million, which represented 17.9% growth YoY, but the contribution to Credicorp in 2012 was US$ 35 million if we exclude the impact of the real estate sale.

In 4Q12, the return on average equity (ROAE) reached 23%. In annual terms the accumulated ROAE was 27.1%, which represents a considerable increase with regard to 2011 (21.9%).

40

Additionally, in 4Q12 PRIMA reduced its capital stock by US$ 26.3 million with funds generated from its operations as well as from the sale of its main office.

The table below includes the financial results:

Main financial indicators	Quarter			Change %		Year ended		Change %
(US$ thousand) (1)	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11
Income from commissions	24,616	32,080	27,829	-23.3%	-11.5%	117,157	104,380	12.2%
Administrative and sale expenses	(15,787)	(13,042)	(13,044)	21.0%	21.0%	(53,187)	(46,159)	15.2%
Depreciation and amortization	(2,202)	(2,179)	(2,079)	1.1%	5.9%	(8,542)	(9,147)	-6.6%
Operating income	6,627	16,860	12,706	-60.7%	-47.8%	55,428	49,074	12.9%
Other income and expenses, net	2,755	(1,102)	(473)	-349.9%	-682.7%	1,153	(1,377)	-183.7%
Income tax	(1,615)	(6,154)	(3,406)	-73.8%	-52.6%	(18,547)	(15,125)	22.6%
Net income before translation results	7,767	9,604	8,828	-19.1%	-12.0%	38,033	32,572	16.8%
Translations results and deferred liabilities	355	(154)	25	-330.9%	1306.8%	152	(177)	-186.0%
Net income	8,122	9,450	8,853	-14.1%	-8.3%	38,185	32,396	17.9%
ROAE (2)	23.0%	25.9%	23.2%	-2.9%	-0.2%	27.1%	21.9%	5.2%
Total assets	310,821	282,699	270,242	9.9%	15.0%
Total liabilities	141,713	97,295	92,311	45.7%	53.5%
Net shareholders' equity	169,108	185,403	177,931	-8.8%	-5.0%

(1) IFRS.

(2) The calculation of ROAE excludes the unrealized gains from Net shareholders´ equity.

Changes related to the Private Pension System Reform

Tenders: new affiliates

Given that Prima AFP was designated the winner of the assignment process, which took place on September 2012 (Ley 29903 – Law to Reform the Private Pension System and Resolución SBS N°6641-2012), a significant increase in the volume of new affiliations was reported.

On December 20, 2012, and in accordance with Ley 29903, the first auction (process to tender new affiliates) was conducted for new affiliates to the SPP and was awarded to a new participant in the system. According to the new rule, workers who join the Private Pension system between February 01, 2013 and January 31, 2015 will affiliate with the AFP that won the tender. Nevertheless, given that the AFP that won this process is a new player in the Peruvian market, it will need a few months to implement operations. As such, the law stipulates that Prima AFP will continue to affiliate new contributors until the new AFP is ready to begin operations. This will allow Prima AFP to temporarily continue to capture new affiliates, which increases its client base.

Commissions for funds under management

Another change established by the Law to Reform the SPP involves the scheme that the AFPs use to charge fund management fees. Prima AFP presented its new scheme of commissions at the end of December 2012:

i) Commission by flow: 1.60% applied to the affiliates’ monthly remuneration. This commission is currently in effect.

ii) Mixed commission: composed of 1.51% commission on the flow, which is applied to the affiliates’ monthly remuneration, plus a 1.90% annual commission, which is applied to the new balance generated as of February 2013 for new affiliates and April 2013 for current clients.

Current affiliates must choose between the commission on the flow and the mixed commission. The deadline for making this choice is March 31, 2013.

41

VIII. Economic Outlook

Economic Activity

In November, the economy grew 6.8% versus 6.7% the previous month. This result was due to the fact that the non-primary sectors such as construction, commerce and services remain dynamic, which is in line with strong internal demand. The manufacturing sector continued to post a gradual recovery. This was primarily due to the good performance of the non-primary segment, where capital goods and input production was in line with the dynamic pace of investment in other sectors. In light of the aforementioned, we estimate that growth in 2012 was 6.3% with a slight upward bias given the better-than-expected performance seen in the last few months.

In terms of spending components, the dynamism in private investment was reflected in increasingly higher investment rates (15.9% in 3Q12) and stable household consumption (5.8%) in a context marked by growth in income and the favorable evolution of the expectations of economic agents. Public spending continued to expand but at a slower pace (11.9% versus 15.8% in 2Q12) due to a contraction in spending at the national government level and a deceleration in expenditure in sub-national governments.

In line with the aforementioned, business expectations remained favorable in 4Q12 and registered significant levels of optimism, which were in turn attributable to the increase observed in private investment over the last few months. We expect to grow 6.3% (in terms of GDP) this year, given the dynamism seen in the non-primary sectors such as construction, commerce and services as well as the fact that different mining projects are underway in the country’s interior.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

Source: INEI, BCR

External Sector

In November, the trade balance was positive and reported a surplus of US$ 147 million after having posted a balance of US$ 68 million in Oct-12. Exports totaled US$ 3,741 million, which represented a 13.4% increase with regard to November 2011 and marked the highest annual rate posted since Mar-12. This recovery is due primarily to higher sales of traditional products (17.0%) and particularly noteworthy growth in mining product exports (13.4%), which posted the most significant expansion reported since Feb-12. Non-traditional exports grew 4.1% due to higher volumes products in agricultural and livestock, fishing, chemical and iron and steel segments.

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Imports totaled US$ 3,594 million, which represents a 14.8% increase with regard to November 2011. The import volume grew 14.5% due to more purchases of durable consumer goods, industrial inputs and capital goods. Average prices rose 0.2% with a noteworthy increase in the prices for consumer and capital goods, which offset lower prices for inputs. In this context the accumulated trade balance for the last twelve months was US$ 4,940 million, which constituted the lowest level since Nov-09.

The accumulation of net international reserves (NIE) has continued due to BCR’s moves to purchase dollars in the exchange rate market. In this context, at the end of 2012, NIR totaled US$ 63,991 million. This figure topped that registered at the end of 2011 by US$ 15,175 million and surpassed 3Q12’s result by US$ 2,830 million. The increase in NIR posted during 4Q12 was due primarily to higher net purchases of foreign currency in the Trading Room for US$ 2,760 million; the US$ 240 million increase in deposits in the financial system; and higher yields on investment for a total of US$ 162 million.

Exports and Imports

(3 month moving average annual % var.)

Source: BCR

Prices and the Exchange Rate

Annual inflation in 2012 was situated at 2.65% and followed the downward trajectory observed at the end of 2011 (4.74%). This reduction was attributable to the reversals of supply shocks posted throughout the year that were due, to a large extent, to an upturn in prices for food and fuel, which began to subside in the last few months of the year. In this context, inflation at the end of 2012 converged with the BCR target range (2% +/- 1pp). The monetary authority currently expects inflation to converge at 2% by the end of 2013, which is slightly lower than our forecast (2.4%), in a context in which inflationary pressures remain moderate.

In line with the aforementioned, the BCR is expected to maintain the current reference rate in 2013 given that inflation is below the target range, thanks to a reversal in temporary supply factors, and the fact that the economy’s pace of growth is close to fulfilling its potential. Nevertheless due to the uncertainty associated with the external sector, which has had an impact on the terms of exchange and growth in developed and emerging economies, the BCR has indicated that it will continue to watch these indicators to intervene if necessary.

43

The appreciatory trend in the exchange rate accentuated in 4Q12. This was in line with an expansion in foreign capital flows due the increase in liquidity that followed the main central banks’ announcement of monetary stimuli. In this context the exchange rate closed 2012 at S/. 2.55, which represents a yearly appreciation of 5.4%. The appreciation of the Nuevo Sol may continue and could even accentuate despite interventions by BCR, MEF and SBS. During the aforementioned period, BCR intervened in the exchange market to buy US$ 2,760 million. In September 2012, the BCR began to buy dollars not only when the Nuevo Sol appreciates but also when it falls to generate more volatility in the exchange market and as such more uncertainty regarding the trajectory of the Nuevo Sol. Nevertheless, some purchases at the beginning of 2013 exceeded the target range, which is between USD 20 million and 150 million. This indicates that the issuing entity is increasingly concerned about appreciation. In this context, our estimate for year-end is situated at S/.2.48 with a downward bias.

Consumer Price Index Exchange Rate

(Annual percentage variation)

(Nuevos Soles for US$)

Source: INEI, BCR.

Fiscal Sector

At the end of November 2012, the non-financial public sector reported an economic surplus of S/. 19,203 million, which tops the figure posted in the same period of 2011 by S/. 2,645 million.

The general government’s accumulated current income at the end of November was S/. 103,722 million, which represents a real increase of 6.7% YoY and indicates that collections continue to expand. This result reflects growth in both tax revenues (6.8%) and non-tax revenues (6.3%). The behavior of tax revenues mainly reflects the evolution of income taxes, which grew 6.3% in the period beginning in January and ending in November. Growth in individual tax collections was particularly noteworthy (9.4%) and to a less extent, the increase in corporate collections (4.8%). The evolution of the latter was affected by lower revenues from companies in the mining sector (-18.7%) in a context in which prices for our mineral exports are lower. In contrast, income tax collections from companies in the following sectors have grown: services (16.9%), commerce (14.2%) and construction (15.9%), which is in line with the evolution of the local economy.

44

In the period from January to November, the general government’s non-financial expenses (S/. 80,424 million) reported real growth of 7.0% due mainly to higher expenditure at the sub-national government level (local governments posted a 3.9% increase while regional governments weighed in with 18.0% growth). The increase seen in these governments’ expenditures contrasts with the 4.9% contraction in the national government’s non-financial spending. The highest expenditure at the regional and local government level corresponds to an increase in the procurement of goods and services (36.4% and 34.1%, respectively) and higher spending on investment projects (40.0% and 64.6% respectively). This is due to the fact that in 2011, spending execution was delayed by the change of government. As such, the comparative base is low. In contrast, lower expenditure at the national government level reflects a decrease in current transfers and particularly those destined for the Fuel Price Stabilization Fund (FEPC) after the majority of fuels were excluded from this fund’s eligibility scheme.

Given this evolution and considering the higher seasonal expenditures reported in December, 2012 more than likely closed with a surplus of around 2.1% of GDP, which tops the 1.9% reported in 2011.

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Source: Sunat

Financial Sector

At the end of the month of November, loans by the financial entities authorized to capture deposits expanded at an annual rate of 16.6%, which is similar to the figure posted the previous month (16.5%). This advance was due to growth in corporate loans (16.0% versus 15.5% in October) and mortgage loans (25.9% versus 25.6% in October). In this context the dollarization coefficient of total loans was 44.6%, which indicates little variation since Aug-12. By loan type, the level of dollarization in corporate loans reached 54.7% (54.7% in October and 46.8% in mortgage loans (47.4% in July) while dollarization in consumer loans held steady at 10.1%. As part of the regulatory measures to strengthen the financial system (and reduce exchange rate risk in particular), the Superintendence of Banking, Insurance and AFPs passed new rules. Some of the most noteworthy changes included: more capital requirements on loans granted for more than 3 years as well as higher requirements to cover exchange risk on loans denominated in dollars.

45

Main Economic Indicators

	2010	2011			2012
	Year	IIIQ	IVQ	Year	IQ	IIQ	IIIQ
GDP (US$ MM)	153,964	44,819	46,321	176,761	46,761	50,259	49,748
Real GDP (var. %)	8.8	6.7	5.5	6.9	6.0	6.3	6.5
GDP per-capita (US$)	5,101	5,707	5,846	5,650	5,849	6,230	6,112
Domestic demand (var. %)	13.1	5.5	5.2	7.2	5.0	7.4	9.9
Consumption (var. %)	6.0	6.3	6.4	6.4	6.0	5.8	5.8
Private Investment (var. %)	23.2	1.3	3.3	5.1	17.4	15.7	17.0
CPI (annual change, %)	2.1	3.7	4.7	4.7	4.23	4.00	3.74
Exchange rate, eop (S/. per US$)	2.82	2.74	2.70	2.70	2.67	2.67	2.60
Devaluation (annual change, %)	-2.4	-1.6	-4.4	-4.4	-4.01	-3.3	-5.32
Exchange rate, average (S/. per US$)	2.83	2.74	2.71	2.75	2.67	2.67	2.60
Non-Financial Public Sector (% of GDP)	-0.3	1.3	-4.9	1.9	5.2	5.7	-2.1
Central government current revenues (% of GDP)	17.2	17.1	17.1	18.1	19.2	19.6	17.6
Tax Income (% of GDP)	14.8	14.6	14.8	15.5	16.6	16.5	15.3
Non Tax Income (% of GDP)	2.4	2.5	2.3	2.6	2.5	3.1	2.3
Current expenditures (% of GDP)	11.8	11.3	12.6	12.0	10.0	9.9	13.9
Capital expenditures (% of GDP)	6.4	4.6	9.0	5.3	2.7	3.5	4.6
Trade Balance (US$ MM)	6,750	3,210	2,004	9,302	2,402	554	300
Exports (US$ MM)	35,565	12,900	11,511	46,268	11,973	10,554	11,312
Imports (US$ MM)	28,815	9,690	9,507	36,967	9,572	10,001	11,013
Current Account Balance (US$ MM)	-2,625	49	-794	-3,341	-696	-1,941	-2,782
Current Account Balance (% of GDP)	-1.7	0.9	-1.3	-1.3	-1.5	-3.9	-5.6

Source: BCR, INEI, estimated by BCP.

46

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

47

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, IFRS)

	As of			Change %
	Dec 12	Sep 11	Dec 11	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	985,101	1,072,798	1,137,385	-8.2%	-13.4%
Interest bearing	6,770,828	5,651,765	4,498,359	19.8%	50.5%
Total cash and due from banks	7,755,929	6,724,563	5,635,745	15.3%	37.6%

Marketable securities, net	272,512	248,343	75,611	9.7%	260.4%

Loans	21,476,520	20,287,468	17,442,766	5.9%	23.1%
Current	21,104,158	19,936,980	17,183,620	5.9%	22.8%
Past due	372,362	350,488	259,146	6.2%	43.7%
Less - net provisions for possible loan losses	(699,022)	(670,582)	(519,708)	4.2%	34.5%
Loans, net	20,777,499	19,616,886	16,923,058	5.9%	22.8%

Investments securities available for sale	7,700,915	7,123,087	5,981,935	8.1%	28.7%
Reinsurance assets	167,460	145,834	151,080	14.8%	10.8%
Premiums and other policyholder receivables	183,983	176,394	170,743	4.3%	7.8%
Property, plant and equipment, net	563,856	511,376	443,097	10.3%	27.3%
Due from customers on acceptances	100,768	49,390	61,695	104.0%	63.3%
Other assets	3,623,710	3,104,895	1,473,242	16.7%	146.0%

Total assets	41,146,632	37,700,768	30,916,206	9.1%	33.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and Obligations
Non-interest bearing	6,634,744	5,945,915	5,389,868	11.6%	23.1%
Interest bearing	17,416,036	16,101,538	13,597,866	8.2%	28.1%
Total deposits and Obligations	24,050,779	22,047,452	18,987,734	9.1%	26.7%

Due to banks and correspondents	3,490,043	2,833,022	2,067,283	23.2%	68.8%
Acceptances outstanding	100,768	49,390	61,695	104.0%	63.3%
Reserves for property and casualty claims	1,373,350	1,330,631	1,157,491	3.2%	18.6%
Reserve for unearned premiums	241,649	201,342	220,807	20.0%	9.4%
Reinsurance payable	68,536	65,184	75,366	5.1%	-9.1%
Bonds and subordinated debt	4,815,843	4,680,730	3,962,306	2.9%	21.5%
Other liabilities	2,621,386	2,357,338	940,941	11.2%	178.6%
Minority interest	216,311	128,024	66,841	69.0%	223.6%
Total liabilities	36,978,665	33,693,114	27,540,464	9.8%	34.3%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,630)	(74,630)	(74,877)	0.0%	-0.3%
Capital surplus	107,883	107,883	111,145	0.0%	-2.9%
Reserves	2,306,561	2,302,187	1,792,921	0.2%	28.6%
Unrealized gains	515,495	559,633	340,168	-7.9%	51.5%
Retained earnings	840,748	640,671	734,474	31.2%	14.5%
Net shareholders' equity	4,167,968	4,007,654	3,375,742	4.0%	23.5%

Total liabilities and net shareholders' equity	41,146,632	37,700,768	30,916,206	9.1%	33.1%

Contingent credits	14,866,535	15,565,860	11,372,939	-4.5%	30.7%

48

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change %
	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	YoY

Interest income and expense
Interest and dividend income	627,540	598,480	499,769	4.9%	25.6%	2,310,464	1,837,897	25.7%
Interest expense	(196,804)	(183,277)	(144,478)	7.4%	36.2%	(698,338)	(531,600)	31.37%
Net interest income	430,736	415,203	355,290	3.7%	21.2%	1,612,126	1,306,297	23.4%

Net provisions for loan losses	(102,964)	(94,389)	(70,447)	9.1%	46.2%	(377,841)	(214,898)	75.8%

Non financial income
Fee income	204,111	193,547	161,653	5.5%	26.3%	737,421	607,843	21.3%
Net gain on foreign exchange transactions	49,628	44,864	36,730	10.6%	35.1%	177,472	138,492	28.1%
Net gain on sales of securities	34,727	32,007	16,526	8.5%	110.1%	112,580	54,744	105.6%
Other	2,109	5,218	8,690	-59.6%	-75.7%	27,315	25,312	7.9%
Total non financial income, net	290,576	275,636	223,600	5.4%	30.0%	1,054,788	826,391	27.6%

Insurance premiums and claims
Net premiums earned	190,782	182,995	149,219	4.3%	27.9%	704,205	574,423	22.6%
Net claims incurred	(18,312)	(17,553)	(16,421)	4.3%	11.5%	(85,744)	(70,712)	21.3%
Increase in cost for life and health policies	(96,508)	(93,034)	(88,383)	3.7%	9.2%	(370,116)	(307,047)	20.5%
Net technical commissions and Expenses (1)	(15,701)	(25,690)	(18,213)	-38.9%	-13.8%	(96,111)	(78,140)	23.0%
Total Insurance services technical result	60,261	46,718	26,201	29.0%	130.0%	152,233	118,525	28.4%

Medical Services Technical Result (2)	(1,829)	(3,894)	1,344	-53.0%	-236.1%	(2,134)	1,250	-270.7%

Operating expenses
Salaries and employees benefits	(222,089)	(195,891)	(165,319)	13.4%	34.3%	(759,128)	(588,691)	29.0%
Administrative, general and tax expenses	(169,655)	(139,336)	(122,704)	21.8%	38.3%	(536,727)	(406,194)	32.1%
Depreciation and amortization	(30,879)	(27,500)	(27,924)	12.3%	10.6%	(114,591)	(98,957)	15.8%
Other	(15,842)	(5,089)	(10,995)	211.3%	44.1%	(43,995)	(47,306)	-7.0%
Total operating expenses	(438,465)	(367,816)	(326,942)	19.2%	34.1%	(1,454,441)	(1,141,148)	27.5%

Operating income (3)	238,315	271,458	209,046	-12.2%	14.0%	984,732	896,416	9.9%
Translation result	30,475	33,105	31,433	-7.9%	-3.0%	75,079	37,881	98.2%
Income taxes	(61,585)	(71,351)	(48,021)	-13.7%	28.2%	(251,583)	(210,508)	19.5%

Net income	207,204	233,212	192,458	-11.2%	7.7%	808,228	723,790	11.7%
Minority interest	7,016	5,681	3,277	23.5%	114.1%	19,449	14,518	34.0%
Net income attributed to Credicorp	200,189	227,531	189,180	-12.0%	5.8%	788,779	709,272	11.2%

(1) For 3Q11, Other non financial income has been reclassified and now excludes: a) Medical services technical result and b) Underwriting income.

(2) This item was used to be included in Other operating expenses until 1Q12. It refers to Commisions over insurance and reinsurance premiums.

(3) Gross margin from clinics: income from medical care minus operating expenses related to medical services. This item was reported under Other non-financial income until 1Q12.

(4) Other operating expenses now excludes Net technical commisions and expenses but includes the underwriting income that was used to be included in Other non-financial income until 1Q12.

(5) Income before translation results and income taxes.

49

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	4Q12	3Q12	4Q11	Dec 12	Dec 11

Profitability
Net income per common share (US$ per share)(1)	2.51	2.85	2.37	9.89	8.89
Net interest margin on interest earning assets (2)	5.01%	5.19%	5.23%	5.09%	4.96%
Return on average total assets (2)(3)	2.0%	2.5%	2.5%	2.2%	2.4%
Return on average shareholders' equity (2)(3)	19.6%	23.7%	23.4%	21.1%	23.5%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	1.73%	1.73%	1.49%	1.73%	1.49%
NPL ratio	2.39%	2.39%	2.03%	2.39%	2.03%
Coverage of PDLs	187.7%	191.3%	200.5%	187.7%	200.5%
Coverage of NPLs	136.0%	138.6%	146.6%	136.0%	146.6%
Reserves for loan losses / Total loans	3.25%	3.31%	2.98%	3.25%	2.98%

Operating efficiency
Oper. expenses as a percent. of total income (5)	48.3%	43.4%	44.9%	43.7%	41.6%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	4.3%	4.0%	4.2%	3.9%	3.7%

Average balances (millions of US$) (3)
Interest earning assets	34,404	32,030	27,192	31,706	26,328
Total assets	39,424	36,390	30,286	35,801	29,596
Net shareholder's equity	4,088	3,841	3,234	3,744	3,022

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.

50

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In US$ thousands, IFRS)

		As of		Change %
	Dec 12	Sep 12	Dec 11	QoQ	YoY
ASSETS

Cash and due from banks	7,635,137	6,558,340	5,526,116	16.4%	38.2%
Cash and BCRP	7,106,421	6,108,951	4,867,387	16.3%	46.0%
Deposits in other Banks	507,347	438,606	650,896	15.7%	-22.1%
Interbanks	17,441	7,270	5,786	139.9%	201.4%
Accrued interest on cash and due from banks	3,928	3,513	2,047	11.8%	91.9%

Marketable securities, net	119,500	144,566	75,611	-17.3%	58.0%

Loans	20,754,941	19,672,680	16,934,911	5.5%	22.6%
Current	20,384,603	19,322,859	16,676,479	5.5%	22.2%
Past Due	370,338	349,821	258,432	5.9%	43.3%
Less - net provisions for possible loan losses	(698,395)	(669,756)	(518,882)	4.3%	34.6%
Loans, net	20,056,546	19,002,924	16,416,029	5.5%	22.2%

Investment securities available for sale	4,719,668	4,313,659	3,476,430	9.4%	35.8%
Property, plant and equipment, net	394,578	375,549	359,092	5.1%	9.9%
Due from customers acceptances	100,768	49,390	61,695	104.0%	63.3%
Other assets	2,766,699	2,654,682	1,061,517	4.2%	160.6%

Total assets	35,792,896	33,099,110	26,976,490	8.1%	32.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	22,838,086	20,804,889	17,835,960	9.8%	28.0%
Demand deposits	7,585,455	6,949,414	6,533,494	9.2%	16.1%
Saving deposits	6,084,550	5,635,303	5,096,442	8.0%	19.4%
Time deposits	6,872,223	6,260,989	4,396,676	9.8%	56.3%
Severance indemnity deposits (CTS)	2,232,492	1,904,804	1,757,125	17.2%	27.1%
Interest payable	63,366	54,379	52,223	16.5%	21.3%

Due to banks and correspondents	4,406,225	4,025,530	2,966,524	9.5%	48.5%
Bonds and subordinated debt	3,684,908	3,507,149	3,114,960	5.1%	18.3%
Acceptances outstanding	100,768	49,390	61,695	104.0%	63.3%
Other liabilities	1,913,975	2,022,041	651,228	-5.3%	193.9%

Total liabilities	32,943,962	30,408,999	24,630,367	8.3%	33.8%

Net shareholders' equity	2,775,351	2,644,881	2,341,409	4.9%	18.5%
Capital stock	986,697	1,019,491	783,213	-3.2%	26.0%
Reserves	700,491	711,685	628,987	-1.6%	11.4%
Unrealized Gains and Losses	152,209	148,707	114,760	2.4%	32.6%
Retained Earnings	274,596	274,596	236,738	0.0%	16.0%
Income for the year	661,358	490,402	577,711	34.9%	14.5%

Minority interest	73,583	45,230	4,714	62.7%	1460.9%

Total liabilities and net shareholders' equity	35,792,896	33,099,110	26,976,490	8.1%	32.7%

Off-balance sheet	14,792,727	15,152,350	11,277,002	-2.4%	31.2%

51

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change %
	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11

Interest income and expense
Interest and dividend income	580,566	558,570	462,115	3.9%	25.6%	2,138,765	1,702,110	25.7%
Interest expense	(186,147)	(176,144)	(138,722)	5.7%	34.2%	(665,126)	(518,422)	28.3%
Net interest and dividend income	394,419	382,426	323,393	3.1%	22.0%	1,473,639	1,183,688	24.5%
Net provision for loan losses	(103,083)	(94,604)	(70,490)	9.0%	46.2%	(378,620)	(215,513)	75.7%

Non financial income
Banking services commissions	150,940	172,626	140,896	-12.6%	7.1%	617,149	527,637	17.0%
Net gain on foreign exchange transactions	49,178	44,948	37,021	9.4%	32.8%	177,106	138,912	27.5%
Net gain on sales of securities	36,078	28,315	13,066	27.4%	176.1%	88,981	22,984	287.1%
Other	5,949	2,102	6,627	183.0%	-10.2%	23,318	19,001	22.7%
Total non financial income,net	242,145	247,991	197,610	-2.4%	22.5%	906,554	708,534	27.9%

Operating expenses
Salaries and employees benefits	(171,307)	(164,073)	(137,715)	4.4%	24.4%	(622,193)	(495,099)	25.7%
Administrative expenses	(135,347)	(116,974)	(100,721)	15.7%	34.4%	(440,243)	(337,228)	30.5%
Depreciation and amortization	(24,577)	(22,376)	(23,411)	9.8%	5.0%	(93,721)	(81,820)	14.5%
Other	(12,330)	(10,020)	(7,756)	23.1%	59.0%	(40,439)	(38,011)	6.4%
Total operating expenses	(343,561)	(313,443)	(269,603)	9.6%	27.4%	(1,196,596)	(952,158)	25.7%

Operating Income (1)	189,920	222,370	180,910	-14.6%	5.0%	804,977	724,551	11.1%
Translation result	26,132	27,799	27,498	-6.0%	-5.0%	62,283	34,459	80.7%
Workers' profit sharing	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	(44,102)	(55,980)	(43,151)	-21.2%	2.2%	(202,701)	(180,333)	12.4%
Minority interest	(994)	(2,141)	(474)	-53.6%	109.7%	(3,201)	(965)	231.7%
Net income	170,956	192,048	164,783	-11.0%	3.7%	661,358	577,712	14.5%

(1) Income before translation results and income taxes.

52

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	4Q12	3Q12	4Q11	Dec 12	Dec 11

Profitability
Net income per common share (US$ per share)(1)	0.055	0.062	0.053	0.213	0.186
Net interest margin on interest earning assets (2)	5.13%	5.36%	5.31%	5.20%	4.92%
Return on average total assets (2)(3)	2.0%	2.4%	2.5%	2.0%	2.2%
Return on average shareholders' equity (2)(3)	25.2%	30.2%	29.4%	26.4%	27.6%
No. of outstanding shares (millions)	3,102.90	3,102.90	3,102.90	3,102.90	3,102.90

Quality of loan portfolio
PDL ratio	1.78%	1.78%	1.53%	1.78%	1.53%
NPL ratio	2.47%	2.46%	2.09%	2.47%	2.09%
Coverage of PDLs	188.6%	191.5%	200.8%	188.6%	200.8%
Coverage of NPLs	136.4%	138.6%	146.7%	136.4%	146.7%
Reserves for loan losses as a percentage of total loans	3.4%	3.4%	3.1%	3.4%	3.1%

Operating efficiency
Oper. expenses as a percent. of total income (4)	55.7%	50.6%	52.2%	51.0%	49.4%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	3.9%	3.8%	4.0%	3.6%	3.5%

Capital adequacy
Total Regulatory Capital (US$ million)	3,502,107.6	3,201,534.5	2,671,197.6	3,502,107.6	2,671,197.6
Tier I capital	2,405,254.7	2,193,631.6	1,906,509.0	2,405,254.7	1,906,509.0
BIS ratio (5)	14.7%	14.1%	14.5%	14.7%	14.5%

Average balances (US$ million) (3)
Interest earning assets	30,780.3	28,517.2	24,347.4	27,517.9	23,751.2
Total Assets	34,446.0	31,890.2	26,543.7	31,303.2	26,197.7
Net shareholders' equity	2,710.1	2,542.8	2,245.3	2,507.9	2,092.2

(1) Shares outstanding of 3,103 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory Capital / risk-weighted assets. Risk weighted assets include market risk and operation risk.

53

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES

(In US$ thousand)

	Three months ended			Change %		Year ended		Change %
	4Q12	3Q12	4Q11	QoQ	YoY	Dec 12	Dec 11	Dec 12 / Dec 11
Results
Written premiums	299,125	261,727	257,327	14.3%	16.2%	1,019,902	872,462	16.9%
Ceded Premiums	66,062	38,015	64,464	73.8%	2.5%	153,194	142,492	7.5%
Unearned premium reserves (1)*	38,681	35,346	36,056	9.4%	7.3%	143,325	141,773	1.1%
Net earned premiums	194,382	188,366	156,807	3.2%	24.0%	723,382	588,196	23.0%
Direct claims *	120,940	117,311	114,750	3.1%	5.4%	516,250	406,246	27.1%
Reinsurance ceded	6,120	6,723	9,945	-9.0%	-38.5%	60,390	28,487	112.0%
Net claims	114,820	110,588	104,805	3.8%	9.6%	455,860	377,759	20.7%
Paid commissions *	36,070	33,139	28,593	8.8%	26.1%	131,539	109,619	20.0%
Commissions received	4,358	2,957	4,546	47.4%	-4.1%	12,116	12,953	-6.5%
Net commissions	31,711	30,182	24,047	5.1%	31.9%	119,423	96,666	23.5%
Underwriting expenses *	10,842	12,498	10,946	-13.3%	-1.0%	44,707	42,665	4.8%
Underwriting income	5,915	3,411	4,004	73.4%	47.7%	15,426	13,678	12.8%
Net underwriting expenses	4,927	9,088	6,943	-45.8%	-29.0%	29,281	28,987	1.0%
Underwriting result before Medical Services	42,923	38,509	21,012	11.5%	104.3%	118,818	84,783	40.1%

Medical Services Underwriting result (2)	(1,829)	(3,894)	1,183	53.0%	-254.6%	(2,134)	1,250	-270.7%

Total Underwriting result	41,095	34,615	22,195	18.7%	85.1%	116,684	86,033	35.6%

Financial income (1)*	23,096	21,501	21,007	7.4%	9.9%	90,609	84,267	7.5%
Gains on sale of securities (1)*	5,431	8,135	1,673	-33.2%	224.6%	31,003	15,764	96.7%
Net property and rental income	1,913	1,432	1,956	33.6%	-2.2%	6,645	5,671	17.2%
(-) Financial expenses *	1,924	1,567	1,119	22.8%	71.9%	7,008	2,259	210.2%
Financial income, net	28,516	29,500	23,517	-3.3%	21.3%	121,250	103,443	17.2%

Salaries and benefits *	28,656	23,282	18,618	23.1%	53.9%	92,430	62,648	47.5%
Administrative expenses *	24,620	21,056	17,934	16.9%	37.3%	82,362	58,530	40.7%
Third party services	12,517	10,665	7,450	17.4%	68.0%	41,341	27,192	52.0%
Management expenses	4,986	4,152	4,456	20.1%	11.9%	16,086	12,678	26.9%
Provisions	3,608	3,181	2,457	13.4%	46.8%	12,431	8,076	53.9%
Taxes	1,925	1,952	1,568	-1.4%	22.8%	7,342	5,980	22.8%
Other expenses *	1,585	1,106	2,003	43.3%	-20.9%	5,162	4,604	12.1%
Opertating expenses	53,276	44,338	36,553	20.2%	45.8%	174,792	121,178	44.2%

Other income *	620	1,985	(505)	-68.8%	222.8%	4,343	265	1541.0%
Traslations results	3,132	3,548	3,931	-11.7%	-20.3%	8,408	6,110	37.6%
Income tax	3,145	4,250	921	-26.0%	241.3%	8,815	7,820	12.7%

Income before minority interest	16,942	21,060	11,664	-19.6%	45.2%	67,079	66,853	0.3%
Minority interest	2,101	2,099	774	0.1%	171.6%	8,097	9,691	-16.4%

Net income	14,840	18,960	10,891	-21.7%	36.3%	58,982	57,162	3.2%

Balance (end of period)
Total assets	2,678,717	2,518,019	2,150,128	6.4%	24.6%	2,678,717	2,150,128	24.6%
Invesment on securities and real state (2)	1,782,381	1,653,662	1,429,300	7.8%	24.7%	1,782,381	1,429,300	24.7%
Technical reserves	1,616,229	1,532,319	1,372,353	5.5%	17.8%	1,616,229	1,372,353	17.8%
Net equity	632,025	585,183	458,176	8.0%	37.9%	632,025	458,176	37.9%

Ratios
Ceded	22.1%	14.5%	25.1%	7.6	(3.0)	15.0%	16.3%	(1.3)
Loss ratio	59.1%	58.7%	66.8%	0.4	(7.8)	63.0%	64.2%	(1.2)
Commissions + underwriting expenses, net / net earned premiums	18.8%	20.8%	19.8%	(2.0)	(0.9)	20.6%	21.4%	(0.8)
Underwriting results / net premiums earned	21.1%	18.4%	14.2%	(0.4)	6.2	16.1%	14.6%	1.9
Operating expenses / net premiums earned	27.4%	23.5%	23.3%	3.9	4.1	24.2%	20.6%	3.6
Return on equity (3) (4)	15.8%	20.5%	13.8%	(4.7)	2.0	16.7%	20.1%	(3.4)
Return on written premiums	5.0%	7.2%	4.2%	(2.3)	0.8	5.8%	6.6%	(0.8)

Combined ratio of PPS + PS (5) (6)	101.9%	102.3%	101.3%	0.4	1.0	106.2%	101.9%	4.2
Net claims / net earned premiums	66.2%	65.2%	67.1%	(1.0)	(1.9)	68.9%	64.8%	4.1
General expenses and commissions / net earned premiums	35.6%	37.1%	34.2%	1.4	2.9	37.3%	37.1%	0.2

*Change in these accounts are due to reclassifications made in 3Q12 and 4Q11.

(1) In 3Q12 Unearned Premium Reserves from Unit Link Portfolio were reclassified from Financial Income and Gains on sale of securities.

(2) This account reflects the operating income of the medical subsidiaries adquired. This amount used to be included in Other income until 1Q12.

(3) Excludes from the equity the unrealized gains from the AFS portfolio.

(4) Annualized.

(5) Average are determined as the average of period - beginning and period ending.

(6) Without consolidated adjustments.

54

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2013

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative